FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2003
                                            ----------

                          Commission File Number 1-4620
                                                 ------

                   Crystallex International Corporation
              -----------------------------------------------
              (Translation of registrant's name into English)

        579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
        ----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F[x]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           -----

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ]   No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                       ------

The following are enclosed as part of this Form 6K:

    1)   Crystallex's news release dated as of July 30, 2003;
    2) Restated audited financial statements for the periods ending December 31, 2002 and 2001;
    3) Management's discussion and analysis (revised) for the year ended December 31, 2002;
    4)   Restated (un-audited) financial statements as of March 31, 2003;
    5) Management's discussion and analysis (revised) for the three months ended March 31, 2003.

[GRAPHIC OMITTED]

For Immediate Release                                             July 30, 2003
                                                                      RM: 20-03


                 CRYSTALLEX FILES RESTATED FINANCIAL STATEMENTS


       PROVIDES DETAILS OF CHANGES IN THE ACCOUNTING TREATMENT OF FORWARD
                      CONTRACTS AND CALL OPTION AGREEMENTS

TORONTO, ONTARIO, JULY 30, 2003 - CRYSTALLEX INTERNATIONAL CORPORATION (TSX,
AMEX: KRY) today announced that the filing of amended and restated financial statements had been completed in Canada and was in process in the United States.

The restatement results in changes to previously reported losses for the years ended 2000, 2001 and 2002, and the loss reported for the quarter ended March 31, 2003 relating to the Company's accounting treatment of its gold forward contracts and written call options which are both considered to be derivative financial instruments. The restatement gives effect to changes in the timing and recognition of premium income and mark to market adjustments relating to gold forward contracts and written call options under Canadian and US GAAP.

The adjustments do not impact the cash position of the Company, its mining operations or its underlying asset base, but relate solely to changes to previously reported losses due to the timing of recognition of income/loss associated with derivative activity and mark to market adjustment of gold forward contracts and written call options. The Company is continuing with its preparations to develop the Las Cristinas mining project, and expects that its feasibility study presently being prepared by SNC-Lavalin Engineers and Consultants will be completed this summer and submitted to the Corporacion Venezolana de Guayana ("CVG,") in accordance with the requirements of its mining operation contract, by mid September, 2003.

The issues of the timing and the recognition of income arising from further review of written call options by the Company's auditors after the filing of the year end and quarterly financial statements had prompted the Company to report an intended restatement.

For its 2000 and 2001 fiscal years, Crystallex initially recognized premium income on certain call options at the time the call options were written. Instead, the Company should have set up on its balance sheet a deferred credit in respect of derivative instruments equal to the amount of premium income received and recorded adjustments to such deferred credit on a mark to market basis over the respective terms of the written call options. Over the full term of the transactions, the total contribution from these transactions will be the same under the new accounting treatment as under the accounting treatment that had been used historically. In addition, although the Company had previously restated its Canadian GAAP financial statements to reflect certain written call options on a mark to market basis, it was determined subsequent to filing of such statements that additional written call options for the fiscal years 2000 and 2001 should receive similar accounting treatment. The difference in the timing of revenue recognition and the recognition for accounting purposes of the additional written call options has necessitated an adjustment to previously recorded income and deferred credits, and the mark to market adjustments with respect to the additional written call options have resulted in adjustments to gains and losses in respect of derivative instruments with offsetting adjustments to deferred credits.

In addition, the financial statements for 2000, 2001 and 2002 and for the quarter ended March 31, 2003 were restated to reflect the Company's gold forward contracts on a mark to market basis. The gold forward contracts were put in place as part of the Company's ongoing borrowing arrangements related to its mining properties and mining operations. When the Company initially adopted the US accounting standard SFAS 133: Accounting for Derivative Instruments and Hedging Activities on January 1, 2001, it applied the "normal purchases and normal sales" exemption which, subject to the satisfaction of certain eligibility criteria, allowed the Company to account for gold forward contracts off balance sheet, by way of a note to the financial statements, until the contract was settled. Further analysis of the Company's hedging activities and interpretation of SFAS 133 indicated that the Company did not satisfy all of the eligibility criteria for this accounting treatment. As a result, the Company is required for its US GAAP financial statements to reflect its gold forward contracts on a mark to market basis.

There is some discretion under Canadian GAAP to treat gold forward contracts on other than a mark to market basis. The Company determined, after analysis of this complex accounting issue, that the most appropriate treatment under Canadian GAAP would be the adoption of derivative treatment for both gold forward contracts and written call options. This change in accounting treatment will result in quarterly adjustment of profit and loss related to outstanding gold forward contracts and written call options being marked to market based upon the prevailing price of gold. This treatment is expected to result in significant fluctuation in profit and loss for accounting purposes. It recognizes current developments in accounting practice related to derivative instruments and evolving industry practice. As noted above, the adjustments are non-cash and do not impact income from the mining operations of the Company.


A summary of the accounting adjustments reflected in the audited financial statements as filed is as follows:

Fiscal Year 2000:  Net loss of $0.4 million has been restated to a net income of
----------------   $4.6 million.

Fiscal Year 2001:  Net loss of $36.7 million has been restated to a net loss of
----------------   $42.6 million.

Fiscal Year 2002:  Net loss of $39.8 million has been restated to a net loss of
----------------   $56.5 million.

Quarter ended March 31, 2003:  Net loss of $0.029 million has been restated to a
----------------------------   net income of $6.7 million.

The adjustments underlying the restatement relate only to the accounting treatment of the Company's gold forward contracts and written call options. Details of the adjustments are provided in the Company's restated audited financial statements and the 2003 first quarter statements and the notes thereto which have been filed by the Company on SEDAR in Canada, and explanation is provided in revised Management Discussion and Analysis of the statements which has also been filed on SEDAR. Similar filings are in process on EDGAR in the United States.

The Company reported to the British Columbia Securities Commission and the Toronto Stock Exchange the possibility of restatement immediately upon becoming aware that the restatement might be material and prior to any quantification of required adjustments. The British Columbia Securities Commission issued an order on July 8, 2003 to cease trading in the Company's securities pending the filing of the restated financial statements. The Ontario Securities Commission, the Alberta Securities Commission and the Quebec Securities Commission have issued similar orders. The Toronto Stock Exchange and the American Stock Exchange have halted trading in the Company's common shares pending filing of these restated financial statements. With the filing of its restated financial statements, the Company's best information from regulatory authorities is that trading will resume on the TSX and AMEX at the opening of market on July 31, 2003. The Toronto Stock Exchange has extended until August 6 its previously announced review of the Company.


ABOUT CRYSTALLEX: Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela and Uruguay. Crystallex shares are traded on the TSX and AMEX Exchanges. Crystallex is focused on strategic growth in South America. The Company's major asset is the Las Cristinas property in Venezuela. The Mining Contract gives Crystallex 100 percent control of the reserves and resources of this project. Crystallex is currently working on the final feasibility study to support its development plans for Las Cristinas.

FOR FURTHER INFORMATION:

Investor Relations Contact:  A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:    http://www.crystallex.com
Email us at:                 info@crystallex.com


Note: This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this new release.

Consolidated Financial Statements of

CRYSTALLEX INTERNATIONAL
CORPORATION

December 31, 2002 and 2001

(As Restated - Note 2)

(Expressed in Canadian dollars)

Deloitte & Touche
BCE Place
181 Bay Street Suite 1400
Toronto, ON M5J2V1
Canada                                                           DELOITTE
                                                                 & TOUCHE
Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca



INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Crystallex International Corporation

We have audited the restated consolidated balance sheets of Crystallex International Corporation as at December 31, 2002 and 2001 and the related restated consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these restated consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2, these consolidated financial statements have been restated. Our report dated May 13, except as to Note 18, which is as of May 22, 2003, on the previously issued consolidated financial statements as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 has been withdrawn.

/s/ Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
July 25, 2003

COMMENTS BY AUDITOR ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify circumstances in which accounting changes affect consistency such as the changes described in Notes 2, 3 and 18 to the Crystallex International Corporation's restated consolidated financial statements. Our report to the shareholders dated July 25, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such circumstances in the auditors' report when the items are properly accounted for and adequately disclosed in the consolidated financial statements.

/s/ Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
July 25, 2003

--------
Deloitte
Touche
Tohmatsu
--------

CRYSTALLEX INTERNATIONAL CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2002 AND 2001

--------------------------------------------------------------------------------



                                                                    Page

Consolidated Balance Sheets                                           1


Consolidated Statements of Operations                                 2


Consolidated Statements of Cash Flows                                 3


Consolidated Statements of Changes in Shareholders' Equity            4


Notes to the Consolidated Financial Statements                     5-52

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31 (AS RESTATED - NOTE 2)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

                                                      2002                 2001
                                                  -------------       -------------
ASSETS
CURRENT
  Cash and cash equivalents                       $   5,695,130       $  14,409,831
  Accounts receivable                                 2,332,437           2,883,091
  Production inventories (Note 4)                     8,544,920           8,917,304
  Supplies inventory and prepaid expenses               536,843           1,253,232
  Investments (Note 5)                                   89,329             235,901
  Due from related parties                               88,164               8,735
  Current portion of deferred charge                         --           4,234,427
-----------------------------------------------------------------------------------
                                                     17,286,823          31,942,521
SECURITY DEPOSITS                                       208,887             306,218
INVESTMENT (Note 5)                                     640,000             640,000
PROPERTY, PLANT AND EQUIPMENT (Note 7)              154,303,830         122,660,335
DEFERRED CHARGE                                       7,765,576          10,161,956
DEFERRED FINANCING FEES (Note 8)                      2,162,868           1,269,652
-----------------------------------------------------------------------------------
TOTAL ASSETS                                      $ 182,367,984       $ 166,980,682
===================================================================================

LIABILITIES
CURRENT
  Accounts payable and accrued liabilities        $  17,385,724       $  16,456,041
  Due to related parties                                245,925             437,506
  Current portion of deferred credit                 11,401,347           3,177,760
  Current portion of long-term debt (Note 9)          7,850,256           2,609,559
-----------------------------------------------------------------------------------
                                                     36,883,252          22,680,866
RECLAMATION PROVISION                                 1,048,726           1,137,568
LONG-TERM DEBT (Note 9)                              26,206,277          25,216,992
DEFERRED CREDIT                                      35,001,677          14,520,283
-----------------------------------------------------------------------------------
                                                     99,139,932          63,555,709
-----------------------------------------------------------------------------------
MINORITY INTEREST                                       143,517             143,517
-----------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 10)                             193,349,000         165,350,568
SPECIAL WARRANTS (Note 10)                            4,557,450                  --
EQUITY COMPONENT OF CONVERTIBLE
  NOTES                                               3,878,322           1,557,302
CONTRIBUTED SURPLUS                                   5,801,535           4,415,546
DEFICIT                                            (124,501,772)        (68,041,960)
-----------------------------------------------------------------------------------
                                                     83,084,535         103,281,456
-----------------------------------------------------------------------------------
                                                  $ 182,367,984       $ 166,980,682
===================================================================================

"Marc J. Oppenheimer", Director                    "David I. Matheson", Director

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31 (AS RESTATED - NOTE 2)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

                                                2002               2001               2000
                                            ------------       ------------       ------------
MINING REVENUE                              $ 46,161,221       $ 45,984,208       $ 39,639,239
----------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Operations                                  40,677,574         39,847,295         30,693,945
  Amortization                                 9,926,247          9,555,223          8,131,265
  Depletion                                    2,132,964          2,214,550          2,167,693
----------------------------------------------------------------------------------------------
                                              52,736,785         51,617,068         40,992,903
----------------------------------------------------------------------------------------------
OPERATING (LOSS) PROFIT                       (6,575,564)        (5,632,860)        (1,353,664)
----------------------------------------------------------------------------------------------

EXPENSES
  Amortization                                   329,288            471,530            136,643
  Interest on long-term debt                   2,975,243          2,114,799          1,129,883
  General and administrative (Note 11)         9,949,630          6,916,095          6,401,277
----------------------------------------------------------------------------------------------
                                              13,254,161          9,502,424          7,667,803
----------------------------------------------------------------------------------------------

NON-HEDGE DERIVATIVE
  (LOSS) GAIN (Note 15)                      (35,544,768)         2,177,409         13,118,318
----------------------------------------------------------------------------------------------

(LOSS) INCOME BEFORE OTHER ITEMS             (55,374,493)       (12,957,875)         4,096,851
----------------------------------------------------------------------------------------------

OTHER ITEMS
  Interest and other income                      378,830            479,637            727,472
  Foreign exchange gain (loss)                   881,101         (3,238,889)          (275,463)
  Minority interest                                   --            169,800                 --
  Write-down of marketable securities           (210,572)        (2,003,338)                --
  Write-down of mineral properties            (2,134,678)       (25,001,776)                --
----------------------------------------------------------------------------------------------
                                              (1,085,319)       (29,594,566)           452,009
----------------------------------------------------------------------------------------------
NET (LOSS) INCOME FOR THE YEAR              $(56,459,812)      $(42,552,441)      $  4,548,860
----------------------------------------------------------------------------------------------

NET (LOSS) INCOME PER SHARE
  Basic                                     $      (0.67)      $      (0.62)      $       0.09
  Diluted                                   $      (0.67)      $      (0.62)      $       0.08
----------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING
  Basic                                       84,441,287         69,117,738         52,965,842
  Diluted                                     84,441,287         69,117,738         56,264,424
----------------------------------------------------------------------------------------------

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31 (AS RESTATED - NOTE 2)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

                                                             2002               2001               2000
                                                         ------------       ------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income for the year                           $(56,459,812)      $(42,552,441)      $  4,548,860
Adjustments to reconcile income to net cash
  used in operating activities:
    Amortization and depletion                             12,388,499         12,241,303         10,435,601
    Foreign exchange (gain) loss                             (514,396)         2,834,827            351,693
    Gain on sale of securities                                     --                 --           (102,856)
    Loss (gain) on loan conversion                                 --           (996,913)          (110,312)
    Interest on long-term debt                                    327            347,690            132,532
    Management fees                                           110,955            193,739             35,000
    Minority interest                                              --           (169,800)                --
    Non-hedge derivative loss (gain)                       34,187,017          4,119,293         (9,894,115)
    Reclamation provision                                     (88,849)           (44,652)           403,972
    Write down of marketable securities                       210,572          2,003,338                 --
    Write down of mineral properties                        2,134,678         25,001,776                 --

Changes in other operating assets and liabilities,
  (net of effects from purchase of subsidiaries):
    Decrease (increase) in accounts receivable                285,549           (187,486)         1,590,337
    (Increase) decrease in  inventories                      (277,910)         1,254,765            808,719
    Decrease (increase) in security deposits
      and prepaid expenses                                  1,505,345            644,877         (1,638,314)
    (Increase) decrease in due from related parties          (115,256)            26,883               (281)
    Increase (decrease) in accounts payable and
      accrued liabilities                                     786,307            321,396           (638,975)
    Decrease in due to related parties                        247,485            145,322            221,089
    Increase in deferred credit                             1,148,771          2,955,493          4,936,798
-----------------------------------------------------------------------------------------------------------
                                                           (4,450,718)         8,139,410         11,079,748
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of subsidiaries (net of cash acquired)                  --         (5,349,761)        (7,761,691)
  Purchase of property, plant and equipment               (43,728,076)       (12,736,568)        (3,610,509)
  Deferred acquisition costs                                       --                 --         (4,627,626)
  Security deposits                                            97,331           (113,107)           (64,663)
  Purchase of long-term investment securities                      --                 --         (2,643,338)
  Proceeds on sale of marketable securities                        --                 --            137,143
  Purchase of marketable securities                           (64,000)            (8,000)          (224,002)
-----------------------------------------------------------------------------------------------------------
                                                          (43,694,745)       (18,207,436)       (18,794,686)
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares for cash                        7,284,107          9,743,922          3,704,095
  Common shares subscribed                                         --                 --          1,955,644
  Special warrants                                          4,557,450                 --                 --
  Debt borrowings                                          30,365,399         11,607,595         10,191,625
  Debt repayments                                            (771,120)                --        (10,370,847)
  Deferred financing fees                                  (2,005,074)        (1,292,102)                --
-----------------------------------------------------------------------------------------------------------
                                                           39,430,762         20,059,415          5,480,517
-----------------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH
  AND CASH EQUIVALENTS                                     (8,714,701)         9,991,389         (2,234,421)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                        14,409,831          4,418,442          6,652,863
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  END OF YEAR                                            $  5,695,130       $ 14,409,831       $  4,418,442
-----------------------------------------------------------------------------------------------------------

Supplemental disclosure with respect to cash flows (Note 13)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31 (AS RESTATED - NOTE 2)
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

                                                                         Number of
                                              Number                      Special                  Number of
                                            of Shares        Amount       Warrants      Amount      Warrants
                                            -----------------------------------------------------------------
Balance at December 31, 1999                45,295,569   $ 105,393,744          --   $        --    7,919,643
  Shares issued on exercise of options       2,222,208       2,285,708          --            --           --
  Shares issued on conversion of warrants      959,200       1,418,387          --            --     (959,200)
  Shares issued for management fees             29,536          69,557          --            --           --
  Shares issued for legal fees                 300,000         698,820          --            --           --
  Shares issued for Bolivar Acquisition      1,268,749       2,345,631          --            --           --
  Shares issued for Las Cristinas            4,580,404      10,956,327          --            --           --
  Shares issued on conversion of notes       4,498,555       7,500,284          --            --           --
  Warrants issued with convertible notes            --              --          --            --    3,008,557
  Warrants expired during the year                  --              --          --            --   (2,000,000)
  Special warrants issued for cash                  --              --   1,025,000     1,387,809    1,025,000
  Net income loss for the year                      --              --          --            --           --
-------------------------------------------------------------------------------------------------------------

Balance at December 31, 2000                59,154,221     130,668,458   1,025,000     1,387,809    8,994,000
  Shares issued on exercise of options         340,000         468,700          --            --           --
  Shares issued on conversion of warrants    1,460,443       2,318,889          --            --   (1,460,443)
  Shares issued for management fees             65,466         104,550          --            --           --
  Shares issued for legal fees               1,200,000       2,385,000          --            --           --
  Shares issued for El Callao                3,987,535       5,150,520          --            --           --
  Shares issued for Las Cristinas            1,035,689       2,597,247          --            --           --
  Shares issued on conversion of notes       3,199,055       3,803,591          --            --           --
  Warrants issued with convertible notes            --              --          --            --    2,666,938
  Conversion of special warrants             1,025,000       1,387,809  (1,025,000)   (1,387,809)          --
  Shares issued for private placement        3,111,111       3,162,042                              3,111,111
  Shares issued for bank loan                4,701,615      13,214,573          --            --           --
  Shares issued for broker fees                 67,059          89,189          --            --           --
  Warrants expired during the year                  --              --          --            --   (2,333,334)
  Equity component of convertible notes             --              --          --            --           --
  Net loss for the year                             --              --          --            --           --
-------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001                79,347,194     165,350,568          --            --   10,978,272
  Shares issued on exercise of options       1,104,500       1,615,650          --            --           --
  Shares issued on conversion of warrants    2,495,125       6,251,422          --            --   (2,495,125)
  Shares issued for management fees             42,612         110,955          --            --           --
  Shares issued for mineral property           282,554         873,182          --            --           --
  Shares issued for bank loan                  677,711       1,714,609          --            --           --
  Shares issued for finders fee                 35,430          78,655          --            --           --
  Shares issued on conversion of notes       7,737,152      17,353,959          --            --           --
  Special warrants issued for cash                  --              --   2,252,500     4,557,450           --
  Warrants issued with convertible notes            --              --          --            --    3,195,023
  Equity component of convertible notes             --              --          --            --           --
  Net loss for the year                             --              --          --            --           --
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                91,722,278   $ 193,349,000   2,252,500   $ 4,557,450   11,678,170
=============================================================================================================
                                                                              Equity
                                                                             Component
                                                                                 of
                                            Contributed                     Convertible
                                             Surplus          Deficit          Notes          Total
                                            ----------------------------------------------------------
Balance at December 31, 1999                $        --   $  (30,038,379)   $        --   $ 75,355,365
  Shares issued on exercise of options               --               --             --      2,285,708
  Shares issued on conversion of warrants            --               --             --      1,418,387
  Shares issued for management fees                  --               --             --         69,557
  Shares issued for legal fees                       --               --             --        698,820
  Shares issued for Bolivar Acquisition              --               --             --      2,345,631
  Shares issued for Las Cristinas                    --               --             --     10,956,327
  Shares issued on conversion of notes               --               --             --      7,500,284
  Warrants issued with convertible notes         63,671               --             --         63,671
  Warrants expired during the year                   --               --             --             --
  Special warrants issued for cash              567,835               --             --      1,955,644
  Net income loss for the year                       --        4,548,860             --      4,548,860
------------------------------------------------------------------------------------------------------

Balance at December 31, 2000                    631,506      (25,489,519)            --    107,198,254
  Shares issued on exercise of options               --               --             --        468,700
  Shares issued on conversion of warrants            --               --             --      2,318,889
  Shares issued for management fees                  --               --             --        104,550
  Shares issued for legal fees                       --               --             --      2,385,000
  Shares issued for El Callao                        --               --             --      5,150,520
  Shares issued for Las Cristinas                    --               --             --      2,597,247
  Shares issued on conversion of notes               --               --             --      3,803,591
  Warrants issued with convertible notes         84,105               --             --         84,105
  Conversion of special warrants                     --               --             --             --
  Shares issued for private placement         3,699,935               --             --      6,861,977
  Shares issued for bank loan                        --               --             --     13,214,573
  Shares issued for broker fees                      --               --             --         89,189
  Warrants expired during the year                   --               --             --             --
  Equity component of convertible notes              --               --      1,557,302      1,557,302
  Net loss for the year                              --      (42,552,441)            --    (42,552,441)
------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                  4,415,546      (68,041,960)     1,557,302    103,281,456
  Shares issued on exercise of options               --               --             --      1,615,650
  Shares issued on conversion of warrants      (572,804)              --             --      5,678,618
  Shares issued for management fees                  --               --             --        110,955
  Shares issued for mineral property                 --               --             --        873,182
  Shares issued for bank loan                        --               --             --      1,714,609
  Shares issued for finders fee                      --               --             --         78,655
  Shares issued on conversion of notes               --               --     (1,557,302)    15,796,657
  Special warrants issued for cash                   --               --             --      4,557,450
  Warrants issued with convertible notes      1,958,793               --             --      1,958,793
  Equity component of convertible notes              --               --      3,878,322      3,878,322
  Net loss for the year                              --      (56,459,812)            --    (56,459,812)
------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                $ 5,801,535   $ (124,501,772)   $ 3,878,322   $ 83,084,535
======================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.     NATURE OF OPERATIONS

       Crystallex International Corporation ("Crystallex" or "the Company") is engaged in the production of gold and related activities including exploration, development, mining and processing. These activities are conducted primarily in Venezuela and Uruguay.

2.     SIGNIFICANT ACCOUNTING POLICIES

       Basis of presentation and restatements of consolidated financial statements

       The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada and except as described in Note 18, conform in all material respects with accounting principles generally accepted in the United States.

       The Company's consolidated financial statements for each of the years in the three-year period ended December 31, 2002 have been restated from the amounts previously reported to give effect to various adjustments and accounting changes described in Note 3.

       The principal accounting policies followed by the Company, which have been consistently applied in the restated financial statements (Note 3), are summarized as follows:

       Principles of consolidation

       These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

       Translation of foreign currencies

       The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

       Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

       Cash and cash equivalents

       Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

       Marketable securities

       Marketable securities are carried at the lower of cost and market value.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Long-term investment securities

       Long-term investment securities are carried at cost and written down when there has been an other than temporary decline in value. The unrealized loss is recognized in the determination of net income.

       Allowance for doubtful accounts

       The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2002 and December 31, 2001.

       Plant and equipment

       Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly on exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over the following periods not to exceed the estimated life of mine:

                Buildings                                     5 years
                Field vehicles                                5 years
                Furniture and equipment                       5 years
                Mill and plant                               20 years
                Mining equipment                             10 years

       Mineral properties and deferred exploration and development expenditures

       Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Property evaluations

       The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves) estimated future commodity price realization (considering historical and current prices, price trends and related factors) and, operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cash flows are less than the carrying amount.

       Non-producing mineral properties are evaluated for impairment based on management's intentions and are written down when the long-term expectation is that the net carrying amount will not be recovered.

       Production inventories

       Gold in dore, gold in process and stockpiled ore are stated at the lower of average production cost which includes all direct and indirect costs, including amortization of equipment and facilities, and net realizable value.

       Consumables and spare parts inventory are valued at the lower of average and replacement cost.

       Income taxes

       The Company uses the liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company recognizes a future income tax asset when it appears more likely than not that some or all of the future income tax assets will be realized.

       Reclamation costs

       The Company's Uruguayan subsidiary records a liability for the estimated future costs to reclaim mined land, such as the rehabilitation and re-vegetation of waste rock areas, the covering up of tailings ponds and the treatment and discharge of residual cyanide solution, and the dismantling of plants, by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is calculated using the units-of-production method based on management's estimation of reclamation costs and the ratio of ore mined to total proven and probable reserves. The accrued liability is reduced as reclamation expenditures are made. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in cost estimates. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

       The Company's Venezuelan subsidiaries conduct reclamation on an ongoing basis and costs related thereto are expensed as incurred.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Revenue recognition

       Revenue from mining operations is recognized upon shipment of gold, when title has passed to the customer and collection of the sale is reasonably assured.

       Deferred financing fees

       Costs related to the Company's debt financings are deferred and amortized over the term of the related financing.

       Net income (loss) per share

       Net income (loss) per share is calculated using the weighted-average number of common shares outstanding during the year and reflects an adjustment for the increase in the equity component of the convertible debentures. Diluted net income per share is calculated using the treasury stock method.

       Commodity derivative contracts (Note 3(j))

       The Company uses commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges and are carried on the balance sheets, under the captions deferred credit and deferred charge, at estimated fair market value.

       Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Gains and losses arising from changes in the fair value of the liability related to both fixed forward contracts and written call options are recognized in the statement of operations in the period of the change as a non-hedge derivative (loss) gain.

       Stock-based compensation plan

       Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock based transactions. The new standard permits the Company to continue its existing policy whereby no compensation cost is recorded on the grant of stock options to employees.

       Handbook Section 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

       Under the new standards, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Use of estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options) available operating capital and required reclamation costs. Among other things, these estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

3.     PRIOR PERIOD RESTATEMENTS

       In May 2003, the Company issued its consolidated financial statements which included prior period restatements as summarized in paragraphs 3(a) through (i), reflected in the tables below. Subsequent to the issuance of those consolidated financial statements, a further restatement was identified as summarized in paragraph 3(j) below, relating to commodity derivative contracts.

       The following tables include for the years presented, the restatements previously reported in the consolidated financial statements issued in May 2003 and the further restatements arising from adjustments to the accounting for commodity derivative contracts. The effect of the further adjustments on the 2002 figures, as previously reported in the consolidated financial statements issued in May 2003, is summarized in paragraph 3(j) below.

       The restatements had the following effect on previously reported deficits:

                                                             2002               2001               2000
                                                         ------------       ------------       ------------
Deficit, beginning of year,
  as originally reported                                 $(21,361,808)      $(21,430,202)      $(24,734,758)
Restatements
  Included in the consolidated financial statements
    previously issued in May 2003:
      Write down of plant and equipment (a)               (16,292,449)        (7,450,481)        (3,954,016)
      Write down of mineral properties (b)                (19,746,087)                --                 --
      Misstatement of expenses (c)                           (102,363)          (301,966)          (176,599)
      Foreign exchange conversion
        gain (loss) (d)                                    (2,780,352)            39,581
      Gold loan conversion (e)                             (1,529,364)                --                 --
      Minority interest (f)                                  (704,643)                --                 --
      Write down of investment (g)                         (2,003,338)                --                 --
      Reversal of capitalized costs (h)                    (1,188,225)                --                 --
      Other                                                  (204,370)          (119,577)            11,185
  Further restatements:
    Commodity derivative contracts (j)                     (2,128,961)         3,773,126         (1,184,191)
-----------------------------------------------------------------------------------------------------------
Deficit, beginning of year, as restated                  $(68,041,960)      $(25,489,519)      $(30,038,379)
===========================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


PRIOR PERIOD RESTATEMENTS (CONTINUED)

       The restatements had the following effect on assets and liabilities as previously reported as at December 31, 2001:


                                                 Current              Other              Current            Other
                                                  Assets              Assets           Liabilities        Liabilities
                                              -------------       -------------       -------------      -------------
Balance as at December 31, 2001,
  as originally reported                      $  27,859,341       $ 170,484,662       $  19,926,621      $  34,478,863

Restatements
  Included in the consolidated financial
    statements previously issued
    in May 2003
      Reduction to plant and
        equipment (a)                                    --         (16,292,449)                 --                 --
      Reduction to mineral
        properties (b)                                   --         (19,746,087)                 --                 --
      Misstatement of expenses (c)                       --                  --             102,363                 --
      Foreign exchange conversion
        gain (loss) (d)                            (151,247)          1,934,867                  --           (111,953)
      Gold loan conversion (e)                           --                  --                  --          1,529,364
      Minority interest (f)                              --          (8,313,225)                 --         (7,608,582)
      Write down of investment (g)                       --          (2,003,338)                 --                 --
      Reversal of capitalized costs (h)                  --          (1,188,225)                 --                 --
      Equity component of convertible
        notes (i)                                        --                  --                  --         (1,347,164)
      Other                                              --                  --                  --            204,370
  Further restatements:
    Commodity derivative
      contracts (j)                               4,234,427          10,161,956           2,651,882         13,873,462
----------------------------------------------------------------------------------------------------------------------
Balance as at December 31, 2001,
  as restated                                 $  31,942,521       $ 135,038,161       $  22,680,866      $  41,018,360
======================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

3.     PRIOR PERIOD RESTATEMENTS (CONTINUED)

       The restatements had the following effect on net (loss) income and (loss) income per share, as previously reported, for the years ended December 31, 2001 and 2000:


                                                             2001               2000
                                                         ------------       ------------
Net income (loss), as originally reported                $     68,394       $  3,304,556
Restatements
  Included in the consolidated financial statements
    previously issued in May 2003:
      Write down of plant and equipment (a)                (8,841,968)        (3,496,465)
      Write down of mineral properties (b)                (19,746,087)                --
      Misstatement of expenses (c)                            199,603           (125,367)
      Foreign exchange conversion
        gain(loss) (d)                                     (2,819,933)            39,581
      Gold loan conversion (e)                             (1,529,364)                --
      Minority interest (f)                                  (704,643)                --
      Write down of investment (g)                         (2,003,338)                --
      Reversal of capitalized costs (h)                    (1,188,225)                --
      Other                                                   (84,793)          (130,762)
  Further restatements:
    Commodity derivative contracts (j)                     (5,902,087)         4,957,317
----------------------------------------------------------------------------------------
Net (loss) income, as restated                           $(42,552,441)      $  4,548,860
----------------------------------------------------------------------------------------

Net income per share, basic
  as originally reported                                 $       0.00       $       0.06
Per share effect of above noted
  restatements on net income (loss)                             (0.62)              0.03
----------------------------------------------------------------------------------------
Net (loss) income per share, basic
  as restated                                            $      (0.62)      $       0.09
========================================================================================

       (a) WRITE DOWN OF PLANT AND EQUIPMENT

           The Company's Uruguay mill assets had previously been amortized over a 20-year period and its mine equipment had been amortized over a 10-year period. These amortization periods exceeded life of mine estimates at the date of acquisition in 1998, estimated at 5 to 7 years. Accordingly, amortization expense of these assets has been increased by $3,586,279 and $3,496,465 for the years ended December 31, 2001 and 2000, respectively, and by $3,954,016 for fiscal years 1999 and 1998 through a cumulative adjustment of the deficit as at December 31, 1999.

           Management further concluded that the carrying values of its Venezuelan Albino project plant and equipment assets were overstated based upon a recoverability analysis, using assumptions and information existing at December 31, 2001, including information that certain tools, equipment and supplies would have to be purchased because of vandalism and theft. Accordingly, management has retroactively written down these assets by $5,255,689 to record the impairment in 2001.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


3.    PRIOR PERIOD RESTATEMENTS (CONTINUED)

      (b)  WRITE DOWN OF MINERAL PROPERTIES

           As a result of detailed formal life of mine analyses for each of the Company's mineral properties, management concluded that the undiscounted cash flows from ongoing operations at the Company's Venezuelan Albino and Tomi Properties, determined using assumptions and information existing at December 31, 2001, were insufficient to support the recovery of the respective carrying values. Accordingly, management retroactively reduced the December 31, 2001 carrying values of the two mineral properties by $13,337,942 and $6,408,145, respectively, with a corresponding charge to operations in 2001 to reflect the year in which impairment should have been recognized.

      (c)  MISSTATEMENT OF EXPENSES

           Management determined that certain expenditures incurred by the Company had not been reflected within the financial statements in the year in which the underlying transaction occurred. Accordingly, general and administrative expenses have been reduced by $199,603 and increased by $125,367 for the years ended December 31, 2001 and 2000, respectively and increased by $176,599 for the fiscal years 1999 and prior through adjustment of the deficit as at December 31, 1999.

      (d)  FOREIGN EXCHANGE CONVERSION GAIN (LOSS)

           Upon review of the Company's foreign subsidiaries management confirmed that each of the Company's majority owned subsidiaries were fully integrated foreign operations with their parent throughout the reporting period. Accordingly, from the date of acquisition, each of these subsidiaries should be translated into Canadian dollars using the temporal method. In the prior years the Company had accounted for its Minera San Gregorio S.A. (Stel BVI Inc.) and Bolivar Goldfields A.V.V. subsidiaries as being self-sustaining operations. Accordingly, the total adjustment required to reflect the appropriate foreign exchange translation, since their respective acquisitions, was to reduce and eliminate the previously recorded Cumulative Translation Account by $4,675,924 and $344,513 as at December 31, 2001 and 2000,
           respectively. This restatement reduced net income by $2,819,933 in fiscal 2001 and increased net income by $39,581 in fiscal 2000.

      (e)  GOLD LOAN CONVERSION

           During fiscal 2001, the Company converted its gold loan into a cash loan. Upon settlement, management recorded a gain in excess of the amount that should have been recorded. Accordingly, at December 31, 2001, management increased the long-term debt payable and reduced the conversion gain previously recorded by $1,529,364, respectively.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

3.    PRIOR PERIOD RESTATEMENTS (CONTINUED)

      (f)  MINORITY INTEREST

           During fiscal 2001, upon the acquisition of the 79.4% interest in El Callao (see Note 6), the Company recorded the acquisition using the purchase accounting method. Upon review, management has revised its purchase equation, which resulted in a reduction in the fair value assigned to both the plant and equipment acquired and the minority interest share therein by $8,738,994, respectively.

           As a result of the inappropriate value being assigned to plant and equipment, the depletion expense charged to the statement of operations was overstated. Accordingly, depletion expense has been reduced by $425,769 for the year ended December 31, 2001.

           Furthermore, as the original purchase equation assigned an overstated net asset value to the minority shareholders' interest, the Company subsequently overstated the amount of the minority shareholders' share of the post acquisition net loss incurred by El Callao in 2001. Accordingly, at December 31, 2001 an adjustment of $1,130,412 was recorded to correct the minority interest's share of the loss.

      (g)  WRITE DOWN OF INVESTMENT

           As discussed in Note 5, during 2001 management determined that the decline in the market value of the shares in a long-term investment to be other than temporary. Although the market value declined below the carrying value of the investment, management did not reflect this other than temporary impairment in its previously issued 2001 consolidated financial statements. Accordingly, management retroactively recorded an impairment loss of $2,003,338 in 2001.

      (h)  REVERSAL OF CAPITALIZED COSTS

           During fiscal 2001 the Company capitalized amounts to mineral properties that should have been charged to the statement of operations. Accordingly, as at December 31, 2001 mineral properties has been reduced by $1,188,225 while general and administrative expenses for the fiscal 2001 year have been increased by an equal amount.

      (i)  EQUITY COMPONENT OF CONVERTIBLE NOTES

           Upon issuance of convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. As at December 31, 2001, the equity component of the convertible notes has been increased by $1,347,163, and long-term debt has been decreased by an equal amount, as a result of a recalculation of these components.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

3.    PRIOR PERIOD RESTATEMENTS (CONTINUED)

      (j)  COMMODITY DERIVATIVE CONTRACTS

           Written call options

           Upon re-examination of the accounting for the Company's written call options, management determined that call option contracts outstanding at the end of 1999, 2000 and 2001 had not been properly accounted for and as a result the Company had reflected premiums received in income on the date of receipt and had not reflected the amount of the related mark to market adjustments for changes in estimated fair values within the consolidated financial statements. Accordingly, management has reclassified premiums received, previously reported in revenue, as a liability (deferred credit) on the balance sheet and has recorded the mark to market adjustments to the recorded liabilities for options outstanding at the end of each year. The change in fair value of the liability has been recorded as a non-hedge derivative (loss) gain.

           Fixed forward contracts

           Previously the Company had treated fixed forward contracts as transactions qualifying as hedges for accounting purposes and had recorded the contracts off balance sheet until the settlement date at which time the contract settlement amount was recorded in mining revenue. Upon re-examination, it has been determined that certain transactions with the counterparty had modified the fixed forward contracts prior to their maturity resulting in a reassessment of hedge designation and effectiveness. Consequently, the Company has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheets and related mark to market adjustments for changes in estimated fair values in the statements of operations as non-hedge derivative (loss) gain. Mining revenue has also been restated to reclassify settlement gains and losses on fixed forward contracts as non-hedge gains or losses.

           As a result, net income for the year ended December 31, 2001 has been reduced by $5,902,087 and net income for the year ended December 31, 2000 has been increased by $4,957,317, relating to the adjustment for written call option premiums and the impact on previously reported mark to market adjustments. Furthermore, mining revenue for the years ended December 31, 2001 and 2000 have been adjusted to reflect the reclassification of settlement gains and losses on fixed forward contracts as non-hedge derivative (loss) gain. These adjustments also result in an increase in the current and long-term deferred credit and the recording of a current and long-term deferred charge as at December 31, 2001 of $2,651,882, $13,873,462, $4,234,427 and
           $10,161,956, respectively.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

3.    PRIOR PERIOD RESTATEMENTS (CONTINUED)

      (j)  COMMODITY DERIVATIVE CONTRACTS (CONTINUED)

           Effect of restatements on previously issued 2002 figures

           As a result of accounting for the written call option contracts that were outstanding at the end of 1999, 2000, and 2001, the non-hedge derivative loss previously reported for 2002 was restated to reflect the cumulative mark to market adjustment. Furthermore, as a result of the change in accounting for fixed forward contracts, for the year ended December 31, 2002 the Company recorded an additional adjustment to both mining revenue and net income to reflect the settlement gains and losses and the required mark to market adjustment for the estimated fair values. In summary, the impact of the adjustments to the accounting for commodity derivative contracts on the previously reported 2002 consolidated financial statements issued in May 2003 is as follows:

           Deficit adjustments


           Deficit, as at December 31, 2002, as previously reported     $105,684,858
           Effect of restatement on loss for the year                     16,687,953
           Effect of restatement on prior year losses                      2,128,961
           -------------------------------------------------------------------------
           Deficit, as at December 31, 2002, as restated                $124,501,772
           =========================================================================

           Balance sheet adjustments

                                     CURRENT             OTHER           CURRENT           OTHER
                                     ASSETS             ASSETS         LIABILITIES       LIABILITIES
                                   ------------      ------------      ------------      -----------
Balance at December 31, 2002,
  as previously reported           $ 17,286,823      $157,315,585      $ 30,473,172      $ 42,227,787
Restatements                                 --         7,765,576         6,410,080        20,172,410
-----------------------------------------------------------------------------------------------------
Balance at December 31, 2002,
  as restated                      $ 17,286,823      $165,081,161      $ 36,883,252      $ 62,400,197
=====================================================================================================

           Loss for the year and loss per share

           Net loss for 2002, as previously reported              $ (39,771,859)
           Restatement of non-hedge derivative loss                 (17,728,125)
           Restatement of mining revenue                              1,040,172
           --------------------------------------------------------------------
           Net loss for 2002, as restated                         $ (56,459,812)
           --------------------------------------------------------------------

           Net loss per share, as previously reported             $       (0.47)
           Per share effect of restatements                               (0.20)
           --------------------------------------------------------------------
           Net loss per share, as restated                        $       (0.67)
           ====================================================================

4.       PRODUCTION INVENTORIES

                                             2002             2001
                                          ----------      ----------

         Gold in dore                     $  870,186      $  488,424
         Gold in process                     663,882       2,748,214
         Stockpiled ore                      141,117         977,110
         Consumables and spare parts       6,869,735       4,703,556
         -----------------------------------------------------------
                                          $8,544,920      $8,917,304
         ===========================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


5.     INVESTMENTS

       The Company has acquired the common shares of several publicly listed companies. The quoted market value of those companies which are classified by management as short-term marketable securities, at December 31, 2002 is $107,658 (2001 - $270,888).

       The Company has also acquired the common shares of a publicly listed company, with the intention of holding these shares as a long-term investment; however, management deemed the decline in the market value of these shares to be other than temporary. Accordingly, management recorded a 2001 other than temporary impairment loss of $2,003,338 (Note 3(g)). The quoted market value of the long-term investment at December 31, 2002 is $816,000 (2001 - $640,000).

6.     ACQUISITIONS

       Fiscal 2002

       There were no business acquisitions during fiscal 2002.

       Fiscal 2001

       Effective February 27, 2001, the Company acquired 79.4% of the outstanding share capital of El Callao Mining Corp ("ECM") by way of a share for share public offering take-over bid: 44.9% of the ECM shares being shares held by Bema Gold Corporation ("Bema"). The Company also acquired from Bema for cash and shares, certain assets related to ECM. ECM, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

       The acquisition has been accounted for using the purchase method, and can be summarized as follows:

       Cash and cash equivalents                                   $     15,061
       Accounts receivable and other assets                             491,338
       Note receivable                                                2,240,780
       Property, plant and equipment                                 13,185,945
       Accounts payable and accrued liabilities                        (648,712)
       Minority interest                                               (170,431)
       ------------------------------------------------------------------------
       Consideration paid                                          $ 15,113,981
       ------------------------------------------------------------------------
       Consideration paid consisted of:
         Cash paid                                                 $  9,638,770
         Common shares of the Company (3,987,535 common shares)       5,150,520
         Acquisition costs                                               324,691
       ------------------------------------------------------------------------
                                                                   $ 15,113,981
       ------------------------------------------------------------------------

       The agreement with Bema also provides for a 1% net smelter return royalty which will be expensed against future gold production revenue.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

6.     ACQUISITIONS (CONTINUED)

       Fiscal 2000

       Effective July 27, 2000, the Company acquired 100% of the outstanding share capital of Bolivar Goldfields, A.V.V. That company, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

       The acquisition has been accounted for using the purchase method, and can be summarized as follows:

       Cash and cash equivalents                                   $    266,520
       Accounts receivable and other assets                             775,504
       Production and supplies inventories                            1,139,000
       Property, plant and equipment                                 36,046,792
       Accounts payable and accrued liabilities                      (8,863,887)
       Long-term debt                                               (18,847,225)
       Minority interest                                               (142,862)
       ------------------------------------------------------------------------
       Consideration paid                                          $ 10,373,842
       ========================================================================

       Consideration paid consisted of:
         Cash paid                                                 $  7,745,725
         Common shares of the Company (1,268,749 common shares)       2,345,631
         Acquisition costs                                              282,486
       -------------------------------------------------------------------------
                                                                   $ 10,373,842
       ========================================================================

7.     PROPERTY, PLANT AND EQUIPMENT

       The components of property, plant and equipment at December 31, are as follows:

                                                       2002
                                ------------------------------------------------
                                                   ACCUMULATED
                                 COST, NET        AMORTIZATION
                                    OF                AND             NET BOOK
                                WRITE DOWNS         DEPLETION          VALUE
                                ------------      ------------      ------------

Plant and equipment             $ 62,619,774      $ 36,751,308      $ 25,868,466
Mineral properties               124,752,565         5,082,643       119,669,922
Deferred exploration and
  development expenditures        10,232,150         1,466,708         8,765,442
--------------------------------------------------------------------------------
                                $197,604,489      $ 43,300,659      $154,303,830
================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

7.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

                                                      2001
                                ------------------------------------------------
                                                   Accumulated
                                 Cost, Net        Amortization
                                    of                and             Net Book
                                Write downs         Depletion          Value
                                ------------      ------------      ------------

Plant and equipment             $ 58,062,057      $ 26,813,220      $ 31,248,837
Mineral properties                87,593,791         3,861,478        83,732,313
Deferred exploration and
  development expenditures         8,234,094           554,909         7,679,185
--------------------------------------------------------------------------------
                                $153,889,942      $ 31,229,607      $122,660,335
================================================================================

       Plant and equipment and deferred exploration and development expenditures include the Company's San Gregorio Mining concession acquired in October 1998. The Uruguayan Government mining agency granted the Company exploitation rights over the concession for 15 years subject to a net profit royalty.

       Costs of mineral properties represent acquisition costs, net of write-downs, related to the following:

                                                                  2002               2001
                                                             -------------       -------------
       Albino 1 Concession                                   $   7,338,381       $   7,338,381
       Bolivar Goldfields Properties                            15,699,956          15,699,956
       Cristinas Concessions                                    78,819,620          41,453,364
       El Callao Properties                                     19,478,031          18,427,419
       Mineiro Concession                                               --             724,548
       Santa Elena, San Miguel and Carabobo Concessions          3,416,577           3,431,837
       Knob Hill Property                                               --             518,286
       ---------------------------------------------------------------------------------------
                                                               124,752,565          87,593,791
       Less: Accumulated depletion                              (5,082,643)         (3,861,478)
       ---------------------------------------------------------------------------------------
                                                             $ 119,669,922       $  83,732,313
       ---------------------------------------------------------------------------------------

       Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

       ALBINO 1 CONCESSION

       By agreement with Albino Bonucci, dated December 23, 1992, the Company, through its subsidiaries, acquired a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. A 1% Net Smelter Return Royalty is payable to the Venezuelan Ministry of Energy and Mines ("MEM") from the proceeds of gold production. This property was written down by $13.3 million in fiscal 2001 (Note 3(b)).

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

7.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

       BOLIVAR GOLDFIELDS PROPERTIES

       During 2000, the Company acquired all of the outstanding share capital of Bolivar Goldfields A.V.V. This acquisition includes the Tomi concession, Revemin mill and exploration lands in Venezuela. The exploration lands include the Dividival I and II, the Belen II, and the Marwani 1, 2, 5,6,7,9, and 11 concessions in the El Callao greenstone belt in Venezuela.

       The Company has not yet submitted feasibility studies for the Marwani 1,2,5,6,7,9, and 11 concessions but has requested extensions of time for their presentation. If the extension is not granted the concession rights to Marwani property could be revoked. The Company believes the extensions will be granted as it is common practice to grant such extensions; however, there is no assurance of this.

       CRISTINAS CONCESSIONS

       In November 2001, the Corporacion Venezolana de Guayana ("CVG") terminated the contract with a third party for the exploitation of the Las Cristinas deposits. In March 2002, the Venezuelan Ministry of Energy and Mines ("MEM") passed a resolution repossessing the Cristinas Concessions on behalf of the Republic of Venezuela which in turn declared the underlying deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG. Subsequently, the MEM and the CVG entered into an agreement for the development of the deposits, authorizing the CVG to enter into a mine operating contract with a third party.

       On September 17, 2002, the Company entered into a mining agreement (the "Agreement") with the CVG, acting under the authority of the MEM, pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 gold deposits including the commercialization and sale of gold. This Agreement provides to the Company the full right to develop and exploit the Cristinas deposits and, as a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Cristinas 4 and 6 concessions.

       The aggregate cost incurred by the Company to December 31, 2002 to obtain the right to exploit the area is $78,819,620, represented by $60,140,958 of payments in cash and $18,678,662 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders' fees of $46,743,852 ($32,280,068 cash, $14,463,784 through shares) and professional fees of $32,075,768 ($27,860,890 cash, $4,214,878 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties (Note 11) of $13,144,974 during the year ended December 31, 2002 ($3,129,283 during the year ended December 31, 2001; $2,753,031 in 2000)
       and travel and administrative costs of $409,489 during the year ended December 31, 2002 (2001 - $325,728; 2000 - $203,179).

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

7.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

       EL CALLAO PROPERTIES

       By an agreement with Bema dated September 12, 2000 and concurrently with the completion of the February 27, 2001 acquisition of ECM (Note 6), the Company acquired 79.4% of the outstanding shares of ECM and, from Bema, certain assets related to ECM. As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela comprised of the following:

       Central Property

       Subsequent to the acquisition of ECM by the Company, ECM, through its wholly owned subsidiary, ECM Venco Ltd., and Corporacion Vengroup S.A. ("Vengroup"), the owner of the remaining 49% interest in the El Callao properties, agreed to waive certain obligations with respect to the development of the La Victoria concession in the Central Property, including the requirement of a first feasibility study in order to allow the Company to commence production. As consideration, the Company agreed to pay the last two payments related to the La Victoria concessions (US$2,150,000) under the terms of the original purchase agreement for the El Callao properties.

       ECM has the right to acquire up to an additional 9% interest in the Central Property by making payments to Vengroup equivalent to the net present value of a 9% interest in the evaluated deposit and up to an additional 10% interest by making payments to Vengroup equivalent to a 3% net smelter return royalty.

       Surrounding Ground

       The mining rights to the Surrounding Ground, held by a 70% owned indirect subsidiary of ECM, required ECM to make an initial payment of US$500,000 (US$250,000 of which has been paid to date) and fund minimum exploration expenditures of US$3,000,000 over five years from the time certain environmental permits are granted.

       As at December 31, 2002, ECM has expended US$1,026,522 (December 31, 2001
       - US$1,019,784) towards the exploration commitment but is still awaiting the receipt of certain environmental permits in order to further its exploration activities on the Surrounding Ground.

       MINEIRO CONCESSION

       By an agreement dated March 11, 1997, the Company, through its interest in Diamond Company Ltda, acquired a 65% interest on the Mineiro concession, consisting of 9,600 hectares in Amapa State, Brazil. The carrying value of this property was written off in fiscal 2002.

       SANTA ELENA, SAN MIGUEL AND CARABOBO CONCESSIONS

       The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. ("ACOMISUR"), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company's Venezuelan subsidiary will own 80% of the joint venture and ACOMISUR will own 20%, with the Company's subsidiary being the operator. The proven and probable reserves of the properties have not yet been determined.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

7.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

       KNOB HILL PROPERTY

       Crystallex has not performed any mining activities on the Knob Hill property, located in British Columbia, Canada. During fiscal 2002, management concluded that the long-term expectation was that the net carrying value would not be recovered and accordingly the related capitalized costs were written-off.

8.     DEFERRED FINANCING FEES

       Deferred financing fees of $2,162,868, net of accumulated amortization of $312,647, (December 31, 2001 - $1,269,652, net of accumulated amortization of $396,587) relate to costs incurred in the issuance of the convertible notes and for a non-recourse credit facility.

9.     LONG-TERM DEBT

                                                 2002               2001
                                             ------------       ------------

Bank loans                                   $ 16,916,484       $ 17,820,718
Convertible notes                              17,140,049          9,705,833
Loan payable                                           --            300,000
----------------------------------------------------------------------------
                                               34,056,533         27,826,551
Less: Current portion of long-term debt        (7,850,256)        (2,609,559)
----------------------------------------------------------------------------
                                             $ 26,206,277       $ 25,216,992
----------------------------------------------------------------------------

       Bank loans

       On October 12, 2001 an amended and restated loan agreement was signed between the Company's subsidiary, Minera San Gregorio S.A., and the Standard Bank London Limited. The loan, in the amount of $3,942,978, which matures on October 15, 2004, is secured by a guarantee of the Company, and bears interest at the LIBOR rate plus 2% per annum. The loan agreement also restricts the Company's ability to enter into agreements relating to the sale or purchase of gold.

       On August 10, 2000, the Company, together with its subsidiary Mineras Bonanza C.A., entered into a credit agreement with the Standard Bank London Limited. The loan, which was subsequently amended by a First Amendment to the Credit Agreement in the amount of $12,973,506, matures on January 15, 2006, is secured by charges against the Venezuelan mining properties of the Company (save and except the Lo Increible properties), a charge against the Company's Revemin mill and a pledge of the securities of certain of the Company's subsidiaries, and bears interest at the LIBOR rate plus 2.5% per annum. The credit agreement also imposes restrictions on the Company's ability to enter into metal trading agreements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

9.     LONG-TERM DEBT (CONTINUED)

       Convertible notes

       The Company has issued convertible notes under various note indentures. Upon issuance of the notes, the net proceeds received were allocated between the liability and equity components of the notes. The liability component represents the present value of the notes discounted using the interest rate that would have been applicable to non-convertible debt. The equity component represents the present value of the interest payments, which the Company can settle through the issuance of cash or shares, discounted at the same rate as the liability component. The holders of the notes have the right to convert the principal of the debt into common shares. Over the term of the notes the liability and the interest components are accreted to their face value. As at December 31, 2002, the Company has the following convertible notes still outstanding:

       Notes with an aggregate principal amount of US$11,200,000 which mature on September 25, 2005, bear interest at 4% per annum and are convertible into common shares of the Company at the option the holder. The agreed upon conversion price of the notes is equal to the lower of US$2.25 per common share or 95% of the current market price of the common shares on the date immediately prior to the conversion.

       A note with a principal amount of US$2,200,000 which matures on September 30, 2003, bears interest at 5% per annum and is convertible into common shares of the Company at the option of the holder. The agreed upon conversion price of the notes is equal 95% of the current market price of the common shares on the date of the conversion.

       Loan payable

       The loan payable was repayable on demand and bore interest at the banks prime lending rate plus 1% per annum. During 2002, the remaining balance of this loan was repaid.

10.    SHARE CAPITAL

                                                               2002              2001
                                                           ------------      ------------
Authorized
  Unlimited common shares, without par value
  Unlimited Class "A" preference shares, no par value
  Unlimited Class "B" preference shares, no par value
Issued
  91,722,278 common shares (2001 - 79,347,194)             $193,349,000      $165,350,568
=========================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED)

       Warrants

       As at December 31, 2002, warrants were outstanding enabling the holders to acquire common shares as follows:

                                                                   Weighted
                                                                   Average
                                                                  Remaining
                                              Number             Contractual
        Range of Exercise Price             of Shares            Life (Years)
       -------------------------------------------------------------------------
       $1.72 to $2.60                        727,500                1.40
       $2.61 to $3.87                      6,351,376                1.40
       $3.88 to $4.48                      4,599,294                1.88
       =========================================================================

       Stock options

       The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Unless otherwise stated, all stock options granted vest immediately.

       The following table is a summary of the status of stock options outstanding at December 31, 2002:

                                       Outstanding and Exercisable Options
                                -----------------------------------------------
                                                    Weighted
                                                     Average          Weighted
                                                    Remaining          Average
       Range of                   Number           Contractual        Exercise
       Exercise Price           of Shares         Life (Years)          Price
       ------------------------------------------------------------------------
       $0.85 to $1.00           1,742,500              4.64             $0.97
       $1.41 to $1.75           1,521,000              6.55             $1.54
       $2.00 to $2.65           3,689,000              7.63             $2.22
       ------------------------------------------------------------------------
                                6,952,500
       ------------------------------------------------------------------------

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED)

       A summary of the status of the stock option plan as at December 31, 2002, 2001 and 2000 and changes during each year ended on those dates follows:

                                           2002                      2001                      2000
                                  ----------------------    ---------------------     ---------------------
                                                Weighted                 Weighted                  Weighted
                                                Average                   Average                   Average
                                    Number      Exercise      Number     Exercise       Number     Exercise
                                  of Shares      Price      of Shares     Price       of Shares      Price
                                  ----------   ---------    ----------   --------     ----------   --------
Outstanding and exercisable,
  beginning of year                7,707,000   $   1.70     6,315,292     $   1.52     6,475,500   $   1.15
Granted                              350,000       2.28     1,815,000         2.24     2,077,500       2.13
Exercised                         (1,104,500)      1.46      (340,000)        1.38    (2,112,708)      1.03
Cancelled                                 --         --       (83,292)        1.40      (125,000)      2.99
-----------------------------------------------------------------------------------------------------------
Outstanding and exercisable,
  end of year                      6,952,500   $   1.76     7,707,000     $   1.70     6,315,292   $   1.52
===========================================================================================================

Weighted average fair
  value of options granted
  during the year                $      1.16               $     1.17                $      1.21
===========================================================================================================

       Supplemental information for stock-based compensation

       Effective January 1, 2002, in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", pro forma information regarding net loss and net loss per share is to be determined as if the Company had accounted for its employee's stock options under the fair value method. The fair value for these options was estimated at the date of grant date using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.22%, dividend yield of nil, volatility factor of 75%, and a weighted-average expected life of the options of 3.75 years. The weighted average fair value per share of options granted during 2002 was $1.16.

       The following table presents the net loss and net loss per share for the year ended December 31, 2002 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.

       Net loss                                     $(56,459,812)
       Compensation expense under Section 3870          (404,979)
       ---------------------------------------------------------
       Pro forma net loss                           $(56,864,791)
       =========================================================
       Pro forma basic loss per share               $      (0.67)
       =========================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED)

       Private placements

       On July 10, 2000, the Company issued 1,025,000 special stock-warrant units under a private placement financing at a price of $2.00 for aggregate net proceeds of $1,955,644, net of issuance expenses of $94,356. Each unit consisted of one common share warrant, and one common share special purchase warrant. Each common share special purchase warrant entitled the holder to acquire from the Company, for a period of two years, at a price of $2.75 per warrant, one additional common share. In 2001, each of the common share warrants was converted into the equivalent number of 1,025,000 common shares, and in 2002 each of the common share special purchase warrants were exercised. Of the original proceeds, $567,835 was allocated to the related warrants and was presented as contributed surplus; subsequently reclassified to share capital on the exercise of the warrants.

       On December 24, 2001, the Company issued 3,111,111 stock-warrant units under a private placement financing at a price of $2.25 for aggregate net proceeds of $6,861,977, net of issuance expenses of $138,023. Each unit consists of one common share, and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $3.00 per warrant, one additional common share. To date, none of the common share purchase warrants have been exercised. Of the original proceeds, $3,699,935 was allocated to the related warrants and was presented as contributed surplus.

       On October 8, 2002, the Company issued 52,500 special warrants under a private placement financing at a price of $3.02 for aggregate net proceeds of $158,550. Each special warrants entitles the holder to acquire, without payment of any additional consideration, one common share in the capital of the Company.

       On November 26, 2002, the Company issued 2,200,000 special warrants under a private placement financing at a price of $2.15 for aggregate net proceeds of $4,398,900, net of issuance expenses of $331,100. Each special warrants entitles the holder to acquire, without payment of any additional consideration, one common share in the capital of the Company.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED)

       Earnings(loss) per common share

       The following table outlines the calculation of basic and diluted earnings (loss) per common share:

                                                        2002              2001              2000
                                                    -----------       -----------        ----------
Numerator for basic and diluted net (loss)
  income per common share:
    Net (loss) income attributable to
      common shareholders                           (56,459,812)      (42,552,441)        4,548,860
===================================================================================================

Denominator for basic net income per
     common share - weighted average
     number of outstanding shares                    84,441,287        69,117,738        52,965,842
        Effective of dilutive stock options                  --                --         2,309,253
        Effective of dilutive warrants                       --                --           989,329
---------------------------------------------------------------------------------------------------
Denominator for dilutive net (loss) income per
  common share - adjusted weighted average
  number of outstanding shares                       84,441,287        69,117,738        56,264,424
===================================================================================================

       Shareholder Rights Plan

       Effective March 10, 1997 (the "Record Date"), the Company adopted a shareholder rights plan (the "Plan"). The rights issued under the Plan will expire at the close of the Company's annual meeting in 2007 (the "Expiration Time"), unless earlier redeemed or exchanged by the Company and subject to shareholder re-ratification of the Plan by the shareholders at the Company's annual meeting to be held in 2003.

       Pursuant to the Plan, the Board of Director's declared a distribution of one right (a "Right") for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Plan.

       In order to constitute a "Permitted Bid", an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

11.    RELATED PARTY TRANSACTIONS

       During the year, the Company entered into the following transactions with related parties:

       a) Paid mineral property acquisition costs and expenses of $38,455,081 (2001 - $4,651,220; 2000 - $12,643,590) directly, or on behalf of
           Ventures (Barbados) Ltd, a wholly owned subsidiary, including fees of $13,144,975 in 2002 (2001 - $3,129,283, 2000 - $2,753,031), to a law
           firm related to a director of the Company.

       b) Paid or accrued consulting and management fees of $606,249 (2001 - $665,835, 2000 - $619,530) to directors and an officer of the Company and companies related to directors and an officer of the Company.

       c)  Paid or accrued legal fees of $23,815 (2001- $431,908, 2000 -
           $485,674) to law firms related to directors of the Company.

       The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

12.    INCOME TAXES

       Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 40.1% (2001 - 44.5%; 2000 - 45.6%) to loss before income taxes as follows:

                                              2002               2001               2000
                                          ------------       ------------       ------------
Loss before income taxes                  $(56,459,812)      $(42,552,441)      $  4,548,860
--------------------------------------------------------------------------------------------

Expected income taxes (recoverable)
 payable                                  $(22,640,385)      $(18,935,837)      $  2,074,280
Difference in foreign tax rates              1,013,320          5,131,725            226,756
Non recognition of benefit of losses        21,627,065         13,804,112                 --
Recognition of benefit of losses                    --                 --         (2,301,036)
--------------------------------------------------------------------------------------------
Actual income taxes                       $         --       $         --       $         --
--------------------------------------------------------------------------------------------

       The Company has certain source related deductions and losses which are available to be offset against future income taxes. The benefits of these deductions and losses are not reflected in these financial statements, as they are not likely to be realized.

13.    SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                   2002            2001            2000
                                                ----------      ----------      ----------
Cash paid during the year for interest          $1,205,221      $1,897,879      $  887,351
==========================================================================================

Cash paid during the year for income taxes      $       --      $       --      $       --
==========================================================================================

       Significant non-cash transactions for the year ended December 31, 2002 included:

       i) The Company issued 42,612 common shares, with a value of $110,955, for management fees.

       ii) The Company issued 282,554 common shares, with a value of $873,182, for a mineral property payment.

       iii) The Company issued 677,711 common shares, with a value of $1,714,609, for a loan payment.

       iv) The Company issued 35,430 common shares, with a value of $78,655, for a finders fee.

       v) The Company issued 7,737,152 common shares upon conversion of convertible notes and accrued interest in the amount of $18,587,751.

       vi) The Company applied $1,233,792 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

13.    SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (CONTINUED)

       Significant non-cash transactions for the year ended December 31, 2001 included:

       i) The Company issued 65,466 common shares, with a value of $104,550, for management fees.

       ii) The Company issued 1,200,000 common shares, with a value of $2,385,000, for legal fees.

       iii) The Company issued 3,987,535 common shares, with a value of $5,150,520, to acquire El Callao Mining Corp.

       iv) The Company issued 1,035,689 common shares with a value of $2,597,247 for a property payment in connection with Las Cristinas.

       v) The Company issued 3,199,055 common shares upon conversion of convertible notes and accrued interest in the amount of $4,744,760.

       vi) The Company applied $941,169 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

       vii) The Company issued 4,701,615 common shares, with a value of $13,214,573, for a loan payment.

       viii) The Company issued 67,059 common shares, with a value of $89,189, for broker fees.

       Significant non-cash transactions for the year ended December 31, 2000 included:

       i) The Company issued 29,536 common shares, with a value of $69,557, for management fees.

       ii) The Company issued 300,000 common shares, with a value of $698,820, for legal fees.

       iii) The Company issued 4,580,404 common shares, with a value of $10,956,327, for property payment in connection with Las Cristinas.

       iv) The Company issued 1,268,749 common shares, with a value of $2,345,631, to acquire Bolivar Goldfields A. V. V. (Note 7).

       v) The Company issued 4,498,555 common shares upon conversion of convertible notes and accrued interest in the amount of $8,353,905.

       vi) The Company applied $853,621 of the deferred financing fees against share capital upon conversion of notes to common shares.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

14.    SEGMENTED INFORMATION

       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Uruguay and Venezuela.

       The segments' accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


14.    SEGMENTED INFORMATION (CONTINUED)

                                                                 SAN
                                             CORPORATE         GREGORIO      BOLIVAR/ALBINO     EL CALLAO
                                           -------------    -------------    --------------   -------------
2002
Mining revenue                             $          --    $  32,843,402    $   2,511,783    $  10,806,036
Mining revenue - intersegment              $          --    $          --    $  11,713,510    $          --
Operating costs                            $          --    $  25,485,956    $  11,111,734    $   4,079,885
Operating costs - intersegment             $          --    $          --    $          --    $  11,713,510
Interest and other income                  $      68,603    $     301,321    $       8,906    $          --
Interest expense                           $   1,557,428    $     826,790    $     591,025    $          --
Depreciation, depletion and amortization   $     329,289    $   8,834,424    $   2,285,146    $     939,640
Write-down of mineral properties           $   2,134,678    $          --    $          --    $          --
Segment loss                               $ (44,731,866)   $  (3,737,840)   $  (1,610,936)   $  (6,379,170)
Segment assets                             $  31,080,715    $  21,251,903    $  32,439,136    $  18,776,610
Capital expenditures                       $     105,840    $   1,491,234    $   3,682,741    $   1,082,004
-----------------------------------------------------------------------------------------------------------

2001
Mining revenue                             $          --    $  29,978,353    $   6,239,562    $   9,766,293
Mining revenue - intersegment              $          --    $          --    $  11,236,739    $          --
Operating costs                            $          --    $  28,150,526    $  (1,766,448)   $  13,463,216
Operating costs - intersegment             $          --    $          --    $          --    $  11,236,739
Interest and other income                  $      65,349    $     372,312    $      41,739    $         237
Interest expense                           $     318,015    $   1,130,168    $     666,616    $          --
Depreciation, depletion and amortization   $     471,531    $   8,254,548    $   2,580,073    $     935,151
Write-down of mineral properties           $  18,593,631    $          --    $   6,408,145    $          --
Segment loss                               $ (26,944,912)   $  (8,136,179)   $  (3,570,659)   $  (3,900,691)
Segment assets                             $  42,430,722    $  31,699,275    $  32,594,212    $  18,803,110
Capital expenditures                       $     857,789    $   3,105,228    $   4,297,683    $   1,012,873
-----------------------------------------------------------------------------------------------------------

2000
Mining revenue                             $          --    $  31,068,506    $   8,570,733    $          --
Operating costs                            $          --    $  24,534,024    $   6,159,921    $          --
Interest and other income                  $     336,959    $     366,200    $      24,313    $          --
Interest expense                           $     271,316    $     808,929    $      49,638    $          --
Depreciation, depletion and amortization   $     136,642    $   7,768,567    $   2,530,392    $          --
Write-down of mineral properties           $          --    $          --    $          --    $          --
Segment profit/(loss)                      $   5,086,570    $    (601,600)   $      63,890    $          --
Segment assets                             $  51,986,466    $  39,422,322    $  36,865,363    $          --
Capital expenditures                       $   1,619,084    $     968,780    $     101,680    $          --
-----------------------------------------------------------------------------------------------------------

                                                           INTERSEGMENT
                                             CRISTINAS     ELIMINATIONS         TOTAL
                                           -------------   -------------    -------------
2002
Mining revenue                             $          --   $          --    $  46,161,221
Mining revenue - intersegment              $          --   $  11,713,510    $  23,427,020
Operating costs                            $          --   $          --    $  40,677,575
Operating costs - intersegment             $          --   $ (11,713,510)   $          --
Interest and other income                  $          --   $          --    $     378,830
Interest expense                           $          --   $          --    $   2,975,243
Depreciation, depletion and amortization   $          --   $          --    $  12,388,499
Write-down of mineral properties           $          --   $          --    $   2,134,678
Segment loss                               $          --   $          --    $ (56,459,812)
Segment assets                             $  78,819,620   $          --    $ 182,367,984
Capital expenditures                       $  37,366,257   $          --    $  43,728,076
-----------------------------------------------------------------------------------------

2001
Mining revenue                             $          --   $          --    $  45,984,208
Mining revenue - intersegment              $          --   $  11,236,739    $  22,473,478
Operating costs                            $          --   $          --    $  39,847,294
Operating costs - intersegment             $          --   $ (11,236,739)   $          --
Interest and other income                  $          --   $          --    $     479,637
Interest expense                           $          --   $   2,114,799
Depreciation, depletion and amortization   $          --   $          --    $  12,241,303
Write-down of mineral properties           $          --   $          --    $  25,001,776
Segment loss                               $          --   $          --    $ (42,552,441)
Segment assets                             $  41,453,363   $          --    $ 166,980,682
Capital expenditures                       $   3,462,995   $          --    $  12,736,568
-----------------------------------------------------------------------------------------

2000
Mining revenue                             $          --   $          --    $  39,639,239
Operating costs                            $          --   $          --    $  30,693,945
Interest and other income                  $          --   $          --    $     727,472
Interest expense                           $          --   $          --    $   1,129,883
Depreciation, depletion and amortization   $          --   $          --    $  10,435,601
Write-down of mineral properties           $          --   $          --    $          --
Segment profit/(loss)                      $          --   $          --    $   4,548,860
Segment assets                             $  37,990,368   $          --    $ 166,264,519
Capital expenditures                       $     920,965   $          --    $   3,610,509
-----------------------------------------------------------------------------------------

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

14.    SEGMENTED INFORMATION (CONTINUED)

       Geographic information:

                                    MINING REVENUE                                   PROPERTY, PLANT AND EQUIPMENT
                   ------------------------------------------------      ------------------------------------------------
                       2002              2001              2000              2002              2001              2000
                   ------------      ------------      ------------      ------------      ------------      ------------
Uruguay            $ 32,843,402      $ 29,978,353      $ 31,068,506      $ 11,378,127      $ 18,721,316      $ 23,870,636
Venezuela            13,317,819        16,005,855         8,570,733       142,866,637       101,791,052       102,467,566
Brazil                       --                --                --                --         1,616,394         1,617,059
-------------------------------------------------------------------------------------------------------------------------
Total Foreign        46,161,221        45,984,208        39,639,239       154,244,764       122,128,762       127,955,261
Canada                       --                --                --            59,066           531,573           539,913
-------------------------------------------------------------------------------------------------------------------------
Total              $ 46,161,221      $ 45,984,208      $ 39,639,239      $154,303,830      $122,660,335      $128,495,174
=========================================================================================================================

15.    COMMITMENTS AND CONTINGENCIES

       CALL AGREEMENT

       The Company structured the following transaction to protect the interest of the Company's shareholders in the event that third parties sought to gain control of the Company in a transaction which was not supported by the Company's directors.

       The Company entered into an agreement dated February 14, 1997 whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. ("Ventures"), whose common shares are owned by two directors who are also officers of the Company, effectively on behalf of the Company's shareholders (the "Call Agreement"). Ventures was incorporated in February, 1997 specifically for the purpose of acquiring the interest in Inversora Mael C.A. ("Mael"). The two directors of the Company became directors and shareholders of Ventures immediately following its incorporation and prior to Ventures' acquisition of any interest directly or indirectly in Mael. The Ventures' shares were issued to the Company's directors for nominal cash consideration of $1.00 and their investment in Ventures has at all times remained nominal. The Ventures shareholders granted the Company an exclusive right for the Company to acquire, at the Company's option, all of the shares of Ventures at any time at a purchase price equal to the shareholders' cost of those shares, which cost, as noted, is nominal. The directors have no interest in Ventures or Mael other than their shareholdings in Ventures. Any funding or other consideration to complete the acquisition of Mael and required by Ventures has been provided by the Company. The total cost of the acquisition of Mael is US$30,000,000, which was subsequently renegotiated by Red Glove A. V. V. ("Red Glove") and Ventures as hereinafter more particularly described. All amounts paid have been treated as inter company loans from the Company to Ventures and the assets and liabilities of Ventures have been combined with the Company on consolidation for accounting purposes. There are no future commitments except the 1,000,000 warrants to Red Glove hereinafter referred to and which expire on September 5, 2003.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

15.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

       CALL AGREEMENT (CONTINUED)

       It is not the individual directors but Ventures which indirectly purchased and indirectly owns, as its sole material asset, all of the outstanding shares of Mael. That interest was acquired through an acquisition agreement dated February 14, 1997. The acquisition of Mael was structured as a purchase by Ventures of all 1,200 of the outstanding shares of Stay Management Ltd. ("Stay") from Red Glove. Stay owns all 50,000 of the outstanding shares of Mael, and, at the time of purchase, both Stay and Red Glove were independent and arm's length from the Company and Ventures. Mael is therefore wholly owned and controlled by Stay, which is a simple holding company wholly owned and controlled by Ventures. Ventures is controlled by the Company through the application of the Call Agreement. The directors of Stay and Mael are nominee directors only who sit at the request of Ventures, and indirectly the Company. Mael and its assets are therefore subject to the ultimate control and direction of the Company. As nominee directors, taking direction from the Company, the directors of Stay and Mael would have no independent authority to direct the business and affairs of Mael or to transfer, directly or indirectly, in whole or in part, any interest in Mael. At all times, the Company's and Ventures' relationship with Red Glove has remained arm's length.

       The cost of acquiring the shares of Stay was initially US$30,000,000, of which the Company paid US$6,500,000 (CDN$9,100,000) as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove, through arm's length negotiation, agreed to reduce the remaining portion of the purchase price from US$23,500,000 to US$10,000,000 plus 5,000,000 warrants to purchase common shares of the Company at a price of US$2.00 per share. No value was attributed to the warrants for the purposes of the acquisition transaction. The Company required that Red Glove modify the purchase price as consideration for the Company to continue the transaction. Absent such modification, the Company had the option to terminate the acquisition without obligation to make further payments in excess of the initial US$6,500,000 payment. Consequently, April 30, 1999 was determined to be the date the Company was obligated to complete the purchase for the revised consideration noted above. The price of the warrants, being US$2.00 per warrant, was settled by arm's length negotiation with Red Glove at the time of renegotiation. The warrants had staggered expiry dates and, as of December 31, 2002, 4,000,000 of the warrants have expired and 1,000,000 remained outstanding. The remaining 1,000,000 warrants will expire on September 5, 2003, unless otherwise exercised. During 1999 and 2000, the US$10,000,000 was fully paid through the Company's issuance of its common shares, valued at the average closing sales price on the American Stock Exchange for the 30 day period immediately preceding the issuance of the shares, and by cash of US$250,000 (CDN$364,000). The shares were issued in several tranches during the period commencing December 9, 1998 and ending June 9, 2000. A total of 8,034,445 shares were issued having an aggregate value of US$9,837,534 (Cdn. $14,463,784). The amount of the final tranche includes a negotiated amount paid to Red Glove in compensation for costs incurred in the renegotiation, as a result of which the amount paid, by cash and by issuance of shares, slightly exceeds US$10,000,000. These payments have been capitalized as part of the Las Cristinas property cost.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

15.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

       CALL AGREEMENT (CONTINUED)

       The Call Agreement contains a call right which is irrevocable and unconditional for the benefit of the Company unless, prior to its exercise, a person together with any parties acting jointly or in concert with such person acquires 20% or more of the Company's outstanding voting shares without the approval of the Company's Board of Directors. In such an event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such a disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed, rather than to the two directors of the Company in their capacity as Ventures' shareholders. There are no material liabilities which would need to be repaid to the directors or shareholders of Ventures or to any parties other than the Company which funded the Mael transactions. Under the Call Agreement, the Company has the right to vote the shares of Ventures. The Call Agreement, in conjunction with a rights plan approved by the Company's shareholders, was designed to give adequate time for the Company's shareholders to assess properly the merits of any bid for common shares of the Company without undue pressure, to allow competing bids to emerge and to allow the Company's directors to consider alternatives to allow shareholders to receive full and fair value for their common shares. In the event that the shares of Mael were sold, all proceeds, after payment of costs related to the sale, would be payable to the Company.

       COMMODITY DERIVATIVE CONTRACTS

       At December 31, 2002, the Company had fixed forward contracts outstanding as follows:
                                   2003         2004         2005        2006
                                 -------      -------      -------      -------

Ounces                            77,598       82,608       42,430       39,996
Average price (US$ per oz.)      $   300      $   300      $   305      $   310
===============================================================================

       Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price. At December 31, 2002, the Company had written call options outstanding as follows:


                                  2003         2004         2005         2006
                                --------     --------     --------     --------

Ounces                            60,852      115,456       50,932        2,000
Average price (US$ per oz.)     $    295     $    306     $    303     $    348
===============================================================================

       Gold production for the years ended December 31, 2002, 2001 and 2000 was 94,623; 109,647 and 95,563 ounces, respectively.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

15.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

       FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

       Fair values of financial instruments, including fixed forward contracts and written call options are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions.

       For the years ended December 31, 2002 and 2001, the Company recorded a loss of $34,187,017 and $4,119,293, respectively, and a gain of $9,894,115 for the year ended December 31, 2000, in marking its portfolio of written call options and fixed forward contracts to market. These gains and losses are included in non-hedge derivative (loss) gain in the statement of operations.

       The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and long-term debt approximate fair value.

       LEASE AGREEMENTS

       The Company has entered into various operating lease agreements which expire over a period of five years. Total rent expense charged to operations under these agreements was $175,066 (2001 - $111,724; 2000 - $94,982).

       Minimum lease payments under operating leases in effect through 2007 are as follows:

       2003                                                $  188,712
       2004                                                   188,712
       2005                                                   119,537
       2006                                                    81,706
       2007                                                    27,235
      ----------------------------------------------------------------
                                                           $  605,902
      ================================================================

       LETTER OF CREDIT AND PERFORMANCE BOND

       One of the Company's subsidiaries has outstanding a US$1,500,000 letter of credit in connection with its environmental remediation plans.

       Subsequent to December 31, 2002, the Company deposited with the Venezuelan Government a performance bond in the amount of US$4,750,000 in connection with its agreement with the CVG.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

15.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

       LAS CRISTINAS PROPERTIES

       The rights of Crystallex to develop the Las Cristinas deposits are derived from the agreement between the Company and the CVG (Note 7). The rights to develop the Las Cristinas deposits have been subject to various legal proceedings. Crystallex cannot predict the outcome of the various legal actions and cannot provide assurance that any legal challenge by the third parties will not impact its right to develop the deposits granted by the CVG pursuant to the agreement.

       The agreement does not transfer any property ownership rights to Crystallex (Note 7) and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the agreement; principally, the Company is to:

       o make all investment and complete all works necessary to exploit the mineral resources,

       o present to the CVG for approval by September 17, 2003 a feasibility study, together with an investment and financing plan to support the feasibility study,

       o present to the CVG for approval, life of mine, annual production plans and annual production commitments,

       o commence production by May 2004; such start may be extended in the event permitting delays are encountered,

       o pay a royalty and exploitation tax, as set out in the agreement, based on the value of gross monthly gold production,

       o provide for certain social programs and for the employment, training and technical assistance to small miners,

       o supply performance bonds related to the development and environmental obligations,

       o bear all costs relating to a technical liaison office to be created by the CVG

       In addition, rights under the agreement are limited to gold. The agreement does not explicity grant any rights to the Company in relation to the exploitation of copper; however, it does provide for rights on terms to be negotiated with the CVG. No assurance can be given that the Company will be successful in negotiating an agreement for the copper rights.

       Although the agreement grants certain rights to the Company to develop the deposits, the ultimate development will require significant financial resources requiring the Company to raise project financing, debt and equity. There is no assurance that sufficient additional financing will be available to Crystallex and failure to obtain such financing could result in delays or indefinite postponement which could lead to a default under the agreement.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

16.    RISK MANAGEMENT

       Currency risk

       The Company is exposed to currency risk as certain of its purchases are denominated in foreign currency. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

       Credit and market risk

       The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, accounts receivable, securities and fixed forward contracts and option contracts for metals.

       Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates, or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

       Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract or accounts receivable. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as large amounts of its accounts receivable are primarily concentrated amongst a small number of customers in Venezuela and Uruguay. These receivables are primarily with government banks in Venezuela and one international bank. The Company does not anticipate any losses for non-performance on these receivables. As at December 31, 2002, two customers accounted for accounts receivable greater than 10% of total accounts receivable.

       The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities.

       Title risk

       Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral leases or licenses, Crystallex cannot give an assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mining properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

17.    SUBSEQUENT EVENTS

       Subsequent to December 31, 2002 the Company completed the following financial transactions:

       1. On March 5, 2003 the Company closed a private placement of 2,562,500 special warrants at $1.60 per special warrant for net proceeds of $3,813,000. Each special warrant is convertible into a unit consisting of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share, for a period of two years, at $2.00 per common share.

       2. Issuance of US$3,000,000 in non-interest bearing notes and 450,000 common share purchase warrants, each exercisable for one common share of the Company at 140% of the volume weighted average price of the Company's shares traded on the AMEX for the five trading days prior to closing. This transaction closed in tranches with gross proceeds of US$3,000,000:

                i.     $1,500,000 received on March 14, 2003
                ii.    $1,000,000 received on May 2, 2003
                iii.   $500,000 received on May 15, 2003

       3. On March 22, 2003 the Company closed a private placement of 2,400,000 special warrants at $1.25 per special warrant for net proceeds of $3,000,000. Each special warrant is convertible into a unit consisting of one common share, and one-half of one common share special purpose warrant. Each whole common share special purchase warrant is exercisable for one common share, for a period of two years, at $1.60 per common share.

       4. On June 20, 2003 the Company closed a private placement of 5,500,000 special warrants at $1.25 per special warrant for net proceeds of $6,875,000. Each special warrant is convertible into a unit consisting of one common share, and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $1.60 one additional common share.

       5. In late June, 2003, the Company, through its controlled subsidiaries, El Callao Mining Corporation and ECM (Venco) Ltd., agreed to pay an amount of US$514,755 to Corporacion Vengroup, S.A., its partner in the development of the El Callao properties in Venezuela. The payment is in settlement of distributions claimed by Vengroup under the shareholder agreement governing the relationship of the parties, as amended, as a result of operations at the El Callao properties during the period from 1 March 2001 to 31 March 2003. Payment is to be made in shares of Crystallex International Corporation. It is anticipated that documentation will be finalized and closing will take place in July, 2003, subject to receipt of appropriate regulatory approvals.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES

       The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and in accordance with practices prescribed by the United States Securities and Exchange Commission.

       BASIS OF PRESENTATION

       These financial statements are the combined accounts of Crystallex International Corporation and its majority owned subsidiaries, and the accounts of Ventures (Barbados) Ltd. ("Ventures") and its wholly owned subsidiaries. Ventures (Note 15) is controlled by two directors of the Company who are also officers, and as such the financial statements for U.S. GAAP purposes have been presented as combined financial statements. Under Canadian GAAP, these financial statements are presented as consolidated financial statements.

       RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS

       The Company has amended originally filed U.S. GAAP combined financial statements to take into consideration the following three items:

       1.  The prior period adjustments made under Canadian GAAP as outlined in
           Note 3 "Prior Period Restatements" to the Company's consolidated financial statements;

       2. The accounting treatment required for convertible notes under U.S. GAAP with respect to beneficial conversion features as discussed above in paragraph 18(c).

       3. The accounting treatment under U.S. GAAP for the Las Cristinas Concessions which requires that all related expenditures be expensed as incurred until a final feasibility study has been completed as discussed in Note 18(b).

       As referred to in Note 3, in May 2003, the Company issued its consolidated financial statements which included prior period restatements referred to in (1) above. Subsequent to the issuance of those consolidated financial statements, a further restatement was identified relating to commodity derivative contracts as summarized in
       Note 3 paragraph 3(j) and 18(f) above. The effect of the further adjustments on the figures previously reported in the consolidated financial statements issued in May 2003 are reflected in the tables below and relate to the Canadian GAAP figures

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       BALANCE SHEETS

       The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

                                                             2002
                                   --------------------------------------------------------
                                      CANADIAN                                     U.S.
                                       GAAP            ADJUSTMENTS                 GAAP
                                   -------------      -------------           -------------
Current assets                     $  17,286,823      $      18,329 (a)       $  17,305,152
Security deposits                        208,887                 --                 208,887
Investment                               640,000            176,000 (a)             816,000
Property, plant and equipment        154,303,830       (100,481,050)(b)          53,822,780
Deferred charge                        7,765,576                 --               7,765,576
Deferred financing fees                2,162,868                 --               2,162,868
-------------------------------------------------------------------------------------------
                                   $ 182,367,984      $(100,286,721)          $  82,081,263
===========================================================================================

Current liabilities                $  36,883,252      $          --           $  36,883,252
Reclamation provision                  1,048,726                 --               1,048,726
Long-term debt                        26,206,277          1,130,720 (c)          27,336,997
Deferred credit                       35,001,677                 --              35,001,677
Minority interest                        143,517                 --                 143,517
Shareholders' equity                  83,084,535       (101,417,441)            (18,332,906)
-------------------------------------------------------------------------------------------
                                   $ 182,367,984      $(100,286,721)          $  82,081,263
===========================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       BALANCE SHEETS (CONTINUED)

                                                            2001
                                   ----------------------------------------------------------
                                     Canadian                                      U.S.
                                       GAAP             Adjustments                GAAP
                                   -------------       -------------          ---------------
                                                                              (As restated -
                                                                              see Note 18(g))
Current assets                     $  31,942,521       $      34,987 (a)       $  31,977,508
Security deposits                        306,218                  --                 306,218
Investment                               640,000                  --                 640,000
Property, plant and equipment        122,660,335         (57,612,231)(b)          65,048,104
Deferred charge                       10,161,956                                  10,161,956
Deferred financing fees                1,269,652                  --               1,269,652
--------------------------------------------------------------------------------------------
                                   $ 166,980,682       $ (57,577,244)          $ 109,403,438
============================================================================================

Current liabilities                $  22,680,866       $          --           $  22,680,866
Reclamation provision                  1,137,568                  --               1,137,568
Long-term debt                        25,216,992          (2,633,639)(c)          22,583,353
Deferred charges                      14,520,283                  --              14,520,283
Minority interest                        143,517                  --                 143,517
Shareholders' equity                 103,281,456         (54,943,605)             48,337,851
--------------------------------------------------------------------------------------------
                                   $ 166,980,682       $ (57,577,244)          $ 109,403,438
============================================================================================

(i) U.S. GAAP requires segregation of accrued liabilities from accounts payable on the combined balance sheets. Under Canadian GAAP, there is no similar reporting requirement. As at December 31, 2002 and 2001, $5,086,236 and $5,327,889, respectively, would be presented as accrued liabilities.

(ii) For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       STATEMENT OF OPERATIONS

       The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

                                                         2002               2001               2000
                                                     ------------       ------------       ------------
                                                                        (As restated - see Note 18(g))
Net income (loss) for the year
  per Canadian GAAP                                  $(56,459,812)      $(42,552,441)      $  4,548,860
Adjustments to mineral properties           (b)       (42,868,819)       (13,306,689)       (12,643,590)
Adjustments to mineral properties           (b)         2,134,678                 --                 --
Accretion of interest on
  convertible notes                         (c)        (2,346,126)        (1,057,605)        (2,677,699)
Fair value of employee stock
  options granted                           (d)          (404,979)        (2,129,539)        (2,447,767)
Unrealized gain on trading securities       (a)            18,329             34,987             40,558
-------------------------------------------------------------------------------------------------------
Net loss for the year per U.S. GAAP                  $(99,926,729)      $(59,011,287)      $(13,179,638)
=======================================================================================================
Net loss per share - basic and diluted               $      (1.18)      $      (0.85)      $      (0.25)
=======================================================================================================

       STATEMENT OF OPERATIONS PRESENTATION

       For U.S. GAAP purposes, the measures "Loss before other items" and Non-hedge derivative (loss) gain" are not recognized terms and would therefore not be presented. In addition, the "Operating (loss) profit" measure included within the Canadian GAAP statement of operations is not comparable to "Operating loss" per U.S. GAAP. The following table reconciles "Loss for the year" per U.S. GAAP to "Loss from operations" for U.S. GAAP.

                                                 2002               2001               2000
                                             ------------       ------------       ------------
Net loss for the year per U.S. GAAP          $(99,926,729)      $(59,011,287)      $(13,179,638)
-----------------------------------------------------------------------------------------------

Non-operating loss components
   Per Canadian GAAP:
    Interest on long-term debt                  2,975,243          2,114,799          1,129,883
    Non-hedge derivative loss (gain)           25,191,379         (1,484,590)         6,825,314
    Interest and other income                    (378,830)          (479,637)          (727,472)
    Minority Interest                                  --           (169,800)                --
Write-down of marketable securities               210,572          2,003,338                 --
U.S. GAAP reconciling items:
  Accretion of interest on
    convertible notes                           2,346,126          1,057,605          2,677,699
  Unrealized gain on trading securities           (18,329)           (34,987)           (40,558)
-----------------------------------------------------------------------------------------------
Non-operating loss per U.S. GAAP               30,326,161          3,006,728          9,864,866
-----------------------------------------------------------------------------------------------
Loss from operations per U.S. GAAP           $(69,600,568)      $(56,004,559)      $ (3,314,772)
===============================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       STATEMENTS OF CASH FLOWS

       The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

                                                     2002                2001               2000
                                                  ------------       ------------       ------------
                                                                     (As restated - see Note 18(g))
Cash flows(used in) provided by operating
  activities, Canadian GAAP                       $ (4,450,718)      $  8,139,410       $ 11,079,748
Adjustments to mineral properties                  (37,170,359)        (9,727,705)        (2,514,947)
Adjustment for trading securities                           --                 --           (189,714)
----------------------------------------------------------------------------------------------------
Cash flows (used in) provided by
  operating activities, U.S. GAAP                  (41,621,077)        (1,588,295)         8,375,087
----------------------------------------------------------------------------------------------------

Cash flows used in investing activities,
  Canadian GAAP                                    (43,694,745)       (18,207,436)       (18,794,686)
Adjustments to mineral properties                   37,170,359          9,727,705          2,514,947
Adjustment for trading securities                           --                 --            189,714
----------------------------------------------------------------------------------------------------
Cash flows used in investing activities,
  U.S. GAAP                                         (6,524,386)        (8,479,731)       (16,090,025)
----------------------------------------------------------------------------------------------------

Cash flows provided by financing activities,
  Canadian and U.S. GAAP                            39,430,762         20,059,415          5,480,517
----------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash
  equivalents during the year                       (8,714,701)         9,991,389         (2,234,421)

Cash and cash equivalents, beginning of year        14,409,831          4,418,442          6,652,863
----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year            $  5,695,130       $ 14,409,831       $  4,418,442
====================================================================================================

       (a) INVESTMENTS

           In accordance with Canadian GAAP, short term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Long-term investment securities are carried at cost and are only written down when there has been an other than temporary decline in value. Any unrealized loss on write-down is recognized in the determination of net income (loss) for the year.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (a) INVESTMENTS (CONTINUED)

           Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders' equity, until realized. For trading securities, unrealized gains or losses are included in the determination of net income (loss) for the year. The Company's investments classified as trading securities and available-for-sale securities is as follows:

                                                           2002
                                    -------------------------------------------------
                                                  GROSS          GROSS
                                                UNREALIZED    UNREALIZED      MARKET
                                     COST         GAIN           LOSS         VALUE
                                   --------     ----------    ----------     --------
Trading securities                 $ 89,329      $ 18,329      $     --      $107,658
Available-for-sale securities       640,000       176,000            --       816,000
-------------------------------------------------------------------------------------
                                   $729,329      $194,329      $     --      $923,658
=====================================================================================

                                                          2001
                                   --------------------------------------------------
                                              (As restated - see Note 18(g))
                                                   Gross         Gross
                                                Unrealized    Unrealized      Market
                                     Cost          Gain          Loss         Value
                                   --------     ----------    ----------     --------
Trading securities                 $235,901      $ 34,987      $     --      $270,888
Available-for-sale securities       640,000            --            --       640,000
-------------------------------------------------------------------------------------
                                   $875,901      $ 34,987      $     --      $910,888
=====================================================================================

       (b) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS

           Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

           Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (b) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS (CONTINUED)

           Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the years ended December 31, 2002, 2001 and 2000 are expenses of $502,263, $333,712 and $203,176, respectively, related thereto.

           Under Canadian GAAP, the Company did not attribute a value to the warrants in connection with the acquisition of the shares of Mael (Note 17). Under United States GAAP, a value should have been attributed to these warrants in 1999. As a result, the Company's additional paid in capital and deficit for United States GAAP purposes both increased by $2,461,905 during 2001 and 2000 and loss for the year and additional paid in capital for United States GAAP purposes both increased by $2,461,905 during 1999.

            Under Canadian GAAP, the carrying amounts of all of the Company's mineral property development costs, producing properties and related plant and equipment are reviewed and evaluated when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves) estimated future commodity price realization (considering historical and current prices, price trends and related factors) and, operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cash flows are less than the carrying amount.

            In fiscal 2002, for United States reporting purposes, the Company applied SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In periods prior to fiscal 2002, the Company applied SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized, determined on the basis of discounted cash flows. Management's estimates of gold prices, recoverable proven and probable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the Company's investment in property, plant, and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur which could adversely affect management's estimate of the net cash flow expected to be generated from its operations.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (b) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS (CONTINUED)

           PROPERTY, PLANT AND EQUIPMENT

                                           2002                2001                 2000
                                       -------------       -------------       -------------
                                                             (As restated - see Note 18(g))
Net book value under
  Canadian GAAP                        $ 154,303,830       $ 122,660,335       $ 128,495,173
--------------------------------------------------------------------------------------------
Adjustments to mineral properties
  and, deferred exploration and
  developmental expenditures
    Las Cristinas Concessions            (78,819,620)        (41,453,364)        (37,990,368)
    Santa Elena, San Miguel and
      Carobobo Concessions                (4,182,075)         (4,197,335)         (4,182,075)
    Knob Hill Property                            --            (518,286)           (518,286)
    Mineiro Concessions                           --          (1,614,811)         (1,614,811)
    Tomi Properties                       (4,909,518)         (3,714,435)                 --
    Albino 1 Concessions                  (6,114,000)         (6,114,000)                 --
    El Callao Properties                  (6,455,837)                 --                  --
--------------------------------------------------------------------------------------------
Total adjustment                        (100,481,050)        (57,612,231)        (44,305,540)
--------------------------------------------------------------------------------------------
Net book value under U.S. GAAP         $  53,822,780       $  65,048,104       $  84,189,633
============================================================================================

           During 2002, for Canadian GAAP purposes, the Company wrote-off the costs associated with its investments in Mineiro Concessions and Knob Hill Properties. As these costs were written off for U.S. GAAP purposes prior to 2002, an adjustment for $1,614,811 and $518,286, respectively, has been made to the net book value of these properties as at December 31, 2001 and 2000.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (c) CONVERTIBLE NOTES

           Under Canadian GAAP, upon issuance of the convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.

           Under U.S. GAAP, on issuance, the convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the years ended December 31, 2002, 2001 and 2000 an additional interest expense (including accretion) of $2,346,126, $1,057,605 and $2,677,699 respectively, has been recorded. The balance sheet adjustment represents the difference between the portion of the convertible debt allocated to equity under Canadian GAAP, net of accretion to date, and the portion allocated to the beneficial conversion feature under U.S. GAAP, also net of accretion to date.

       (d) STOCK-BASED COMPENSATION

           In accordance with Canadian GAAP, the Company has not recorded any expense with respect to stock options granted to employees, but rather includes additional financial statement disclosures.

           Under U.S. GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" an amendment to SFAS No. 123.

           Under U.S. GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

                                           2002           2001           2000
                                        ----------     ----------     ----------

           Risk free interest rate      4.22%          3.12%          6.25%
           Expected life                3.75 YEARS        2 years        2 years
           Expected volatility            75%            83%           104%
           Expected dividends             --             --             --

           For the years ended December 31, 2002, 2001 and 2000, an expense of $404,979, $2,129,539 and $2,447,767 has been recorded with respect to the stock options granted in the year.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (e) COMPREHENSIVE INCOME

           SFAS No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period, and the unrealised gains and losses on the available-for-sale securities. This information is presented below.

            ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

            For U.S. GAAP, the accumulated other comprehensive income (loss) would be calculated as follows:

                                                2002             2001              2000
                                            -----------      -----------       -----------
ACCUMULATED OTHER COMPREHENSIVE
  INCOME (LOSS)
Accumulated other comprehensive loss,
  beginning of year                         $        --      $(1,339,338)      $        --
Change in market value of
  available-for-sale securities                 176,000               --        (1,339,338)
Reclassification adjustment for losses
  included in net income                             --        1,339,338                --
------------------------------------------------------------------------------------------
Accumulated other comprehensive
  income (loss), end of year                $   176,000      $        --       $(1,339,338)
==========================================================================================

           COMPREHENSIVE LOSS

           For U.S. GAAP, the comprehensive loss would be calculated as follows:

                                         2002               2001                2000
                                     ------------       ------------       ------------
COMPREHENSIVE LOSS
  Net loss for the year              $(99,926,729)      $(59,011,287)      $(13,179,638)
Change in market value of
  available-for-sale securities           176,000                 --         (1,339,338)
---------------------------------------------------------------------------------------
Comprehensive loss for the year      $(99,750,729)      $(59,011,287)      $(14,518,976)
=======================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (f) ACCOUNTING FOR COMMODITY DERIVATIVE CONTRACTS

           Written Call Options

           Under Canadian and U.S. GAAP, written call options are recognized on the balance sheet as a liability, measured at fair value with subsequent changes in the fair value of the liability are recognized in the period of change as a non-hedge derivative gain (loss) in the statement of operations.

           Previously issued consolidated financial statements, under Canadian GAAP, did not reflect the mark to market adjustment for outstanding contracts at the end of 1999, 2000 and 2001, as such contracts had not been property accounted for. As a result, management has restated the Canadian GAAP financial statements (Note 3(j)) to record the mark to market adjustment on these contracts. Consequently, no GAAP difference exists for written call options.

           Fixed forward contracts

           Previously, under Canadian GAAP, the Company had treated fixed forward contracts as transactions qualifying as hedges for accounting purposes. Upon re-examination, it has been determined that certain restructuring transactions with its counterparty that modified the forward contracts prior to their maturity resulting in a reassessment of hedge designation and effectiveness. Consequently, for Canadian GAAP purposes, the Company has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheets and related mark to market adjustments for changes in estimated fair values in the statements of operations as non-hedge derivative (loss) gain. Mining revenue has also been restated to reclassify settlement gains and losses on forward contracts as non-hedge derivative (loss) gain.

           Previously, for the purposes of U.S. GAAP, the Company had treated fixed forward contracts as transactions eligible for the normal purchases and sales exemption, which requires, amongst other things, physical delivery of the gold in satisfaction of the contract. Upon re-examination, it has been determined that the delivery of amounts in Venezuela have been satisfied by physical delivery to the Central Bank rather than directly to the counterparty. In addition, certain restructuring transactions with the counterparty that modified the forward contracts prior to their maturity, have indicated that the characterization of forward contracts as settled by physical delivery was not necessarily the method of settlement of all forward contracts. As a result the Company, for the purposes of U.S. GAAP, has redesignated the forward contracts as trading activity, and reflected the changes in the market value of these contracts in income in accordance with SFAS 133.

           In summary, fixed forward contracts were previously reported as qualifying for hedge accounting under Canadian GAAP and as transactions eligible for normal purchases and sales exemption under U.S. GAAP, resulting in no GAAP difference. In these restated consolidated financial statements, fixed forward contracts are being treated as trading activity under both Canadian and U.S. GAAP and consequently no GAAP difference exists.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (g)  RECENT ACCOUNTING PRONOUNCEMENTS

            In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that results from the acquisition, construction, development and (or) the normal operation of a long-lived assets, except for certain obligation of leasees. SFAS 143 amends SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", and requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, and the entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement,. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encourages. The Company has not yet determined the impact of this Statement on its financial statements.

           In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This pronouncement is effective for exit or disposal activities that are initiated after December 31, 2002 and requires these costs to be recognized when the liability is incurred and not at project initiation. The Company is reviewing the provisions of SFAS 146, but has not yet determined the impact of SFAS 146 on its financial statements.

           In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, and have been considered in the presentation of the accompanying combined financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The Company has not yet determined the effect, if any, the recognition requirement for guarantees issued or modified after December 31, 2002 will have on its business, results of operations and financial condition.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (g) RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

           In January 2003, the FASB issued FIN 46 - "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003 and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company does not conduct any transaction through special purposes entities and does not expect the FIN 46 to have an impact on its financial statements.

           In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and (4) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively. SFAS 149 is required to be adopted by the Company on July 1, 2003. The Company has not yet determined the impact of SFAS 149 on its financial statements.

           In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (g) RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

           SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

            o mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

            o Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

            o obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

            SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of SFAS 150 on its results of operations and financial position.

            In 2002, the CICA Handbook Sections 3063 - "Impairment of Long Lived Assets" and 3475 - "Disposal of Long Lived Assets and Discontinued Operations" were amended to harmonize with SFAS 144. The standards will require an impairment loss to be recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset. An asset held for sale is to be measured at the lower of carrying cost or fair value less cost to sell. In addition, this guidance broadens the concept of a discontinued operation and eliminates the ability to accrue operating losses expected between the measurement date and the disposal date. Section 3063 is effective for fiscal years beginning on or after April 1, 2003 and Section 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The sections will be applied prospectively with early adoption encouraged.

            In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 - "Hedging Relationships" that increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guidelines require the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships, but required fair value accounting for derivatives that do not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing July 1, 2003. The Company is evaluating the impact this standard might have on its results of operations and financial position.

           In 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 - "Disclosure of Guarantees". The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement. This guideline is consistent with FIN 45 described above.

                      CRYSTALLEX INTERNATIONAL CORPORATION
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                    (REVISED)
                      FOR THE YEAR ENDED DECEMBER 31, 2002
          (IN CANADIAN DOLLARS, EXCEPT PER OUNCE AMOUNTS IN US DOLLARS)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") should be read in conjunction with the audited consolidated financial statements and the related notes as restated on July 25, 2003. The Company prepares and files its consolidated financial statements and MD&A in Canadian dollars (unless otherwise stated) and in accordance with Canadian generally accepted accounting principles, ("GAAP").

The MD&A has been revised and restated from the previously issued MD&A of May 20, 2003 to reflect the restatement of the consolidated financial statements on July 25, 2003. The restatement arose from (i) call option premium income not properly recorded and (ii) the treatment of fixed forward contracts with a hedge designation rather than trading activity. The Company has conducted an extensive review of its written call option and fixed forward activities and is satisfied that all errors have been identified. As well, with the accounting treatment now applicable for call options and forward contracts, the Company has put in place a reporting process to ensure future derivative transactions are given the appropriate accounting treatment.

KEY STATISTICS

------------------------------------------------------------------------------------------------------------------
                                                                          2002             2001           2000
-------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Gold Production (ounces)                                                  94,623          109,647          95,563
Total Cash Cost Per Ounce(1),(2)                                          US$269           US$230          US$211
Total Production Cost Per Ounce(2)                                        US$353           US$301          US$287
Average Realized Price Per Ounce                                          US$303           US$295          US$301
Average Spot Gold Price Per Ounce                                         US$310           US$271          US$279

FINANCIAL STATISTICS (C$ THOUSANDS) - AS RESTATED
Revenues                                                             $    46,161      $    45,984     $    39,639
Cashflow from Operating Activities                                   $    (4,451)     $     8,139     $    11,080
Net Income (Loss)                                                    $   (56,460)     $   (42,552)    $     4,549
Net Income (Loss) per Basic Share                                    $     (0.67)     $     (0.62)    $      0.09
Weighted Average Number of Common Shares Outstanding                  84,441,287       69,117,738     $52,965,842
-------------------------------------------------------------------------------------------------------------------

(1) Includes Royalties and Production Taxes.
(2) Total Cash Costs and Total Production Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section on Non-GAAP measures.

RESTATEMENT AND PRIOR PERIOD ADJUSTMENT

As described in detail below, the Company has amended its accounting treatment for call options and fixed forward contracts in including a mark to market adjustment of both call options and fixed forward contracts. The impact is as follows:

                                                   2002           2001            2000
                                                   ----           ----            ----
                                                          ($000's)
NET INCOME (LOSS) - AS ORIGINALLY REPORTED       (39,772)            68          3,305
PRIOR PERIOD ADJUSTMENT                               --        (36,718)        (3,713)
                                                 -------        -------        -------
NET (LOSS) - AS PREVIOUSLY REPORTED              (39,772)       (36,650)          (408)
RESTATEMENT OF NON HEDGE DERIVATIVE LOSS         (16,688)        (5,502)         4,957
                                                 -------        -------        -------
NET INCOME (LOSS) - AS RESTATED                  (56,460)       (42,552)         4,549
                                                 =======        =======        =======

Previously the Company had treated fixed forward contracts as transactions eligible for the normal purchases and sales exemption, which requires, amongst other things, physical delivery of the gold in satisfaction of the contract. Upon re-examination, it has been determined that the delivery of amounts in Venezuela have been satisfied by physical delivery to the Central Bank rather than directly to the counterparty. In addition, certain restructuring transactions with the counterparty that modified the forward contracts prior to their maturity, have indicated that the characterization of forward contracts as settled by physical delivery was not necessarily the method of settlement of all forward contracts. As a result the Company has redesignated the forward contracts as trading activity, and reflected the changes in the market value of these contracts as a non hedge derivative gain (loss).

In addition, the previously issued MD&A of May 20, 2003 reflected writedowns of mining interests and investments aggregating $36.7 million, resulting in a prior period adjustment more fully described under Other Income and Expenses below.

FINANCIAL REVIEW

SUMMARY

For the year ended December 31, 2002, Crystallex had a net loss of $56.5 million, or $0.67 per share including non-cash items, (i) mineral property writedowns of $2.1 million, (ii) non-hedge derivative loss of $35.5 million and
(iii) amortization and depletion $12.4 million, as compared with a net loss of $42.6 million, or $0.62 per share in 2001. Gold sales revenue was $46.2 million for the year, a slight increase from $46.0 million in 2001. The increase in sales revenue from 2001 was attributable to a higher average realized gold price in 2002 offset by lower gold production. The average realized gold price during the year was US$303 per ounce, as compared with US$295 per ounce in 2001. The Company's average realized price per ounce in 2002 was below the average annual spot price of US$310 per ounce as a result of delivering against forward sales positions with exercise prices below the prevailing spot gold price.

Gold production for 2002 was 94,623 ounces at a total cash cost of US$269 per ounce, as compared with 109,647 ounces at a total cash cost of US$230 per ounce in 2001. Lower gold production coupled with higher costs resulted in a utilization of cashflow from operations (after changes in working capital) of $4.5 million during 2002 as compared with a contributing net cashflow of $8.1 million in 2001.

GOLD PRODUCTION AND COST OF PRODUCTION

Following is a brief review of the Company's operations during 2002. For a more detailed analysis, please refer to the Review of Operations section of the 2002 Annual Report (pages 22 to 36).

The San Gregorio mine, located in Uruguay, accounted for about 70% of Crystallex's total gold production in 2002. Production of 66,832 ounces in 2002 was on budget and equivalent to 2001 levels. Total cash costs of production decreased from US$262 per ounce in 2001 to US$237 per ounce in 2002, in part due to less waste stripping. For 2003, production is forecast at 52,000 ounces of gold. The current life of mine plan contemplates the mine closing at the end of 2003; however, the Company is presently evaluating alternatives to extend the mine life beyond 2003. Environmental closure and employee severance costs are estimated at US$2.3 million.

Results at the Company's Venezuelan operations during 2002 were impacted by operating difficulties, particularly processing of refractory sulphide ore from La Victoria, and a lack of capital funding, as cash resources during the year were directed at securing the Las Cristinas properties.

In 2002, the open pit La Victoria mine located near El Callao accounted for almost 90% of Crystallex's ore production in Venezuela. However, the recovery of gold from La Victoria ore declined during 2002, averaging only 76% for the year, as compared with 90% in 2001. Recovery of gold has been considerably reduced since the transition from saprolite ore to sulphide ore at La Victoria early in the second quarter of 2002. Metallurgical testwork to date indicates that the refractory sulphide ore at La Victoria requires flotation and regrinding prior to cyanide leaching. Further test work is required to accurately determine recovery levels, however, the Phase I Revemin mill expansion to 1,800 tonnes per day will incorporate a flotation and regrind circuit designed to improve recovery of gold.

In addition, reduced availability of mining equipment at La Victoria resulted in less tonnes mined and processed. This increased the unit processing costs from US$9.08 per tonne of ore processed in 2001 to US$10.50 per tonne in 2002. Lower ore production and recoveries increased the total cash cost of production in Venezuela from US$182 per ounce in 2001 to US$348 per ounce in 2002.

To partially offset lower production from the La Victoria mine, open pit mining was undertaken on the Tomi concession early in the year. This contributed about 2,300 ounces of gold production in 2002. The Company's focus on the Tomi concession continues to be the development of a high grade underground mine. At the Tomi underground mine, ore production has commenced from the first mining stope. Production from Tomi will be ramped up over the course of the year and is expected to reach design rates of about 30,000 ounces per year in early 2004.

The Company's consolidated cash and total production costs per ounce of gold, calculated in accordance with the Gold Institute Standard, are as follows:

--------------------------------------------------------------------------------
                                                2002         2001         2000
--------------------------------------------------------------------------------
TOTAL CASH COST OF PRODUCTION (US$/OUNCE)
     Direct Mining Costs                        $ 259        $ 223        $ 204
     Refining and Transportation                    6            4            4
     By-Product Credits                            (2)          (2)          (2)
CASH OPERATING COSTS                            $ 263        $ 225        $ 206
     Royalties                                      3            2            3
     Production Taxes                               3            3            2
TOTAL CASH COSTS                                $ 269        $ 230        $ 211
     Depletion and Amortization                    81           89           73
     Reclamation                                    3            2            3
TOTAL PRODUCTION COSTS                          $ 353        $ 301        $ 287
--------------------------------------------------------------------------------

OTHER INCOME AND EXPENSES

WRITE-DOWNS OF MINING INTERESTS AND INVESTMENTS - PRIOR PERIOD ADJUSTMENT

The Company undertook a detailed review of the carrying value of each of its mineral properties as well as related deferred exploration costs and its plant and equipment. This review encompassed an assessment of mine plans and factors such as (i) the price of gold, (ii) operating and capital costs, (iii) recovery rates, (iv) ore grade and (v) reserves. Net cashflows were calculated for each property accounting for all of these factors and the result was compared to the carrying value of the property. The results of this review led the Company to record provisions aggregating $36.7 million to reduce previously reported carrying values of various properties, plant and equipment. (For details of the provision, please refer to Note 3 to the Financial Statements). Provisions have been reflected in the year corresponding to the valuation period, thereby resulting in the restatement of the financial statements for 2001 and 2000. These are non-cash adjustments and do not impact the Company's cashflow.

LIQUIDITY AND CAPITAL RESOURCES

 WORKING CAPITAL AND CASHFLOW

 Net Operating Cashflow (after working capital changes) was a utilization of $4.5 million for the year ended December 31, 2002, as compared with an operating cashflow contribution of $8.1 million in 2001. The decrease in cashflow was principally attributed to lower gold production combined with higher operating and general and administrative costs.

 Cash and cash equivalents were $5.7 million at the end of 2002, down from $14.4 million at the end of the preceding year. The reduction in cash was largely due to making the US$15 million payment to the Corporacion Venezolana de Guayana, ("CVG") for the acquisition of the Las Cristinas data and infrastructure. At the year end there was a working capital deficiency of $19.6 million as compared to working capital of $9.3 million in 2001. Subsequent to the year end the Company obtained additional financing and has undertakings for further fundings.

INVESTING ACTIVITIES

 During the year, the Company invested a total of $43.7 million, of which $37 million was related to Las Cristinas, including the US$15 million payment to the CVG. The balance was spent on various development and expansion projects, notably the development of the Tomi underground mine and a new in-pit crusher at the La Victoria mine.

FINANCING ACTIVITIES

 The Company's financing activities during 2002 consisted primarily of issuing share capital or share capital equivalents such as warrants and convertible debt. During the year, the Company issued convertible debt of $30.4 million. The convertible debt bears interest at a market rate and is convertible into common shares of the Company at the option of the holder at a conversion price determined by the average market price of shares over a predetermined period preceding the date of conversion. The convertible debt also has a conversion feature that allows the holder to convert at a percentage, typically 95%, of the calculated market price. At the year end, $17.1 million of convertible debt was outstanding.

 In addition to convertible debt, the Company issued approximately 3.6 million common shares for proceeds of $7.3 million and issued 2.3 million special warrants for $4.6 million of proceeds.

Other financing activities during 2002 included a US$1.125 million repayment of bank debt. The Company has a commercial loan from an international commercial bank which is secured by certain of the Company's assets. The bank loan bears interest at approximately 2.5% over LIBOR and is repayable in annual instalments through 2006. At December 31, 2002, the bank loan repayment schedule was as follows (in US$ millions):

--------------------------------------------------------------------------------
        2003              2004             2005            2006        TOTAL
--------------------------------------------------------------------------------
       $3.00             $1.24             $4.4           $2.06        $10.7
--------------------------------------------------------------------------------


FORWARD SALES AND WRITTEN CALL OPTIONS

GOLD CONTRACTS

Crystallex enters into financial agreements with major financial institutions to manage underlying revenue and future cash flow exposures arising from gold prices. Contracts include forward sales and call options.

At December 31, 2002, of its 10.5 million ounces of reserves, Crystallex had committed a total of 471,872 ounces at an average price of US$303 per ounce, including 229,240 ounces under written call options sold at an average price of US$303 per ounce. The program consisted of the following:

-----------------------------------------------------------------------------------------
                                       2003       2004       2005       2006      TOTAL
-----------------------------------------------------------------------------------------
Fixed Forward Gold Sales (ounces)      77,598     82,608     42,430     39,996    242,632
Average Price Per Ounce              $    300   $    300   $    305   $    310   $    302
Written Gold Call Options (ounces)     60,852    115,456     50,932      2,000    229,240
Average Exercise Price Per Ounce     $    295   $    306   $    303   $    348   $    303
-----------------------------------------------------------------------------------------

The Company's objective is to reduce the size of its economic hedge book. Although the total committed ounces under the economic hedge program is just 4.5% of our reserves at year end, the committed ounces this year and next are presently high in relation to planned production in those years. To address this situation, the Company is negotiating a restructuring of the positions with economic hedge counterparties to move certain commitments to future periods. Also, the Company is reducing the overall size of the program by delivering into forward sales contracts without replacing those contracts. The decision to reduce the size of the economic hedge program is also supported by a positive outlook for the gold market and continuing low US dollar interest rates, which makes economic hedging through forward sales less attractive.

The Company's ability to deliver against fixed forward commitments is dependant on various factors, certain of those being (i) improvement in grade of ore mined
(ii) improved recovery rates and (iii) completion of ongoing development projects. In the event that production is insufficient to meet fixed forward commitments the Company will (i) negotiate the extension of commitment dates
(ii) purchase gold on the spot market or (iii) financially settle the contract. The Company believes that it has the ability to meet or extend its forward commitments.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS

Written call options

Upon re-examination of the accounting for the Company's written call options, management determined that call option contracts outstanding at the end of 1999, 2000 and 2001 had not been property accounted for and as a result the Company had reflected premiums received in income on the date of receipt and had not reflected the amount of the related mark to market adjustments for changes in estimated fair values within the consolidated financial statements. Accordingly, management has reclassified premiums received, previously reported in revenue, as a liability (deferred credit) on the balance sheet and has recorded the mark to market adjustments to the recorded liabilities for options outstanding at the end of each year. The change in fair value of the liability has been recorded as a non-hedge derivative (loss) gain.

Fixed forward contracts

Previously the Company had treated fixed forward contracts as transactions qualifying as hedges for accounting purposes and had recorded the contracts off balance sheet until the settlement date at which time the contract settlement amount was recorded in mining revenue. Upon re-examination, it has been determined that certain restructuring transactions with the counterparty modified the fixed forward contracts prior to their maturity resulting in a reassessment of hedge designation and effectiveness. Consequently, the Company has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheets and related mark to market adjustments for changes in estimated fair values in the statements of operations as non-hedge derivative (loss) gain.

The variation in fair market value of options and forwards from period to period can cause significant volatility in earnings; however, the fair market value adjustment is a non-cash item that will not impact the Company's cashflow. For the year ended December 31, 2002, the Company incurred a non-hedge, non-cash derivative loss of $34.2 million.

In circumstances where the Company is unable to meet the obligations under the call options, the Company will either defer the expiry date of the call option, purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle the positions financially, it would result in a reduction of the Company's cashflow.

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

RECLAMATION AND ENVIRONMENTAL RISKS

The Company takes care to maintain compliance with the regulations prevalent in the countries within which it has activities. Concern for the environment has spawned several regulations with regard to mining in various countries. The Company believes that its environmental programs, developed internally in conjunction with local advisors, not only complies with but in some cases exceeds prevailing regulations. The Company accrues for its estimated future reclamation and remediation liability over the life of its mines, while costs relating to ongoing site restoration are expensed when incurred. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

NON GAAP MEASURES

The total cash cost per ounce data is presented below to provide additional information and is not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash costs per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash costs per ounce figure is similarly unchanged using US GAAP results of operations.

Total cash costs per ounce are calculated in accordance with "The Gold Institute Production Cost Standard." Crystallex has not changed the components of these costs from period to period. Adoption of this standard reporting is voluntary, and the data may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cashflow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

--------------------------------------------------------------------------------
C$,000                                          2002         2001         2000
--------------------------------------------------------------------------------
Operating Costs per Financial Statements       40,678       39,847       30,693
By-Product Credits                               (226)        (353)        (232)
Reclamation and Closure Costs                    (414)        (322)        (358)
Operating Costs for Per Ounce Calculation      40,038       39,172       30,103

Ounces Sold                                    94,623      109,647       95,563
Total Cash Cost Per Ounce C$                     C$42         C$35        C$315
Total Cash Cost Per Ounce US$                    US$2         US$2       US$211
--------------------------------------------------------------------------------


                              REVIEW OF OPERATIONS

OVERVIEW

Crystallex's producing operations include the open pit San Gregorio mine and mill in Uruguay and the La Victoria and Tomi open pit mines and the new Tomi underground mine in Venezuela. Ore from the Venezuelan mines is processed at the Company's Revemin mill, which is located ten kilometres from the La Victoria mine and twenty one kilometres from the Tomi mine.

KEY OPERATING STATISTICS

---------------------------------------------------------------------------------------
                                                2002           2001          2000
---------------------------------------------------------------------------------------
GOLD PRODUCTION (OUNCES)
     San Gregorio                                66,832         66,957         72,025
     La Victoria                                 22,548         26,504            N/A
     Tomi Open Pit                                2,347         11,132         22,676
     Purchased Material                           2,896          5,054            862
TOTAL                                            94,623        109,647         95,563
---------------------------------------------------------------------------------------
TOTAL CASH COST OF PRODUCTION (US$/OUNCE)
     San Gregorio                           $       237    $       262    $       223
     Venezuela                              $       348    $       182    $       175
COMPANY AVERAGE                             $       269    $       230    $       211
---------------------------------------------------------------------------------------
MINERAL RESERVES (OUNCES OF GOLD)            10,465,100      1,015,700        581,300
---------------------------------------------------------------------------------------

OPERATING MINES

URUGUAY

---------------------------------------------------------------------------------------
100% Basis                                      2002           2001            2000
---------------------------------------------------------------------------------------
SAN GREGORIO (100% CRYSTALLEX)
Tonnes Ore Mined                              1,062,626        828,526        948,676
Tonnes Waste Mined                            4,685,190      5,007,753      4,511,631
Tonnes Ore Processed                          1,105,619      1,092,389      1,087,101
Average Grade of Ore Processed (g/t)               2.04           2.09           2.21
Recovery Rate (%)                                    92%            91%            93%
---------------------------------------------------------------------------------------
Production (ounces)                              66,832         66,957         72,025

PRODUCTION COSTS (US$/OUNCE):
Cash Operating Costs                        $       234    $       259    $       221
Royalties & Production Taxes                $         3    $         3              2
---------------------------------------------------------------------------------------
TOTAL CASH COST PER OUNCE                   $       237    $       262    $       223
---------------------------------------------------------------------------------------


2002 REVIEW

The San Gregorio open pit mine, located in northern Uruguay, accounted for approximately 70% of Crystallex's gold production in 2002. The mine operated at planned levels and gold production for the year, at 66,832 ounces, was equivalent to 2001 production. Operating results were in line with budget projections, with the mill processing over 3,000 tonnes per day on average during the year and gold recovery exceeding 92%.

Total cash operating costs in 2002 were US$237 per ounce, a decrease of about 10% over 2001 due, in part, to less waste stripping in 2002. The grade of ore, however, has declined over the past two years, from 2.21 grams per tonne in 2000 to 2.04 grams per tonne in 2002, as the mine nears the end of its operating life. The average reserve grade at December 2002 was 1.7 grams per tonne.

San Gregorio is forecast to produce 52,000 ounces of gold in 2003. Cash operating costs are expected to increase to approximately US$250 per ounce with the continued processing of lower grade ore. As reported in our third quarter 2002 results, mining operations at San Gregorio are anticipated to end during 2003 or by early 2004 and the possibility of further production depends on the success of present programs to extend the minelife. These programs include a re-evaluation of a west extension of the San Gregorio pit. There are approximately 56,000 ounces of gold in the west extension that have not been included in the year end 2002 reserve estimate. Also excluded from the year end reserve estimate is a stockpile of ore containing approximately 20,000 ounces of gold. Processing the stockpile is also under review.

Crystallex is also evaluating the adjoining Sobresaliente property owned by Uruguay Mineral Exploration, ("UME"). If reserves support a viable mine plan, ore from Sobresaliente will be processed at the San Gregorio mill and the net cashflow from the project will be shared between Crystallex and UME in accordance with terms of an agreement signed in July, 2002.

Environmental closure and severance costs at San Gregorio are estimated at approximately US$2.3 million. Under the current plan, these costs will be incurred in late 2003 and during 2004.

VENEZUELA

Results at the Venezuelan operations during 2002 were impacted by both operating difficulties, notably processing of refractory sulphide ore from La Victoria, and a lack of capital funding, as cash resources during the year were principally directed at securing the Las Cristinas properties. Our efforts for the balance of 2003 will be directed towards rehabilitating the La Victoria mine, further development of the Tomi underground mine and improving gold recoveries from La Victoria ore at the Revemin mill. Additionally, an investment in mill consumables inventory and mine equipment spare parts inventory is planned. These projects have an aggregate capital budget of approximately US$7.2 million during 2003 as outlined below:

---------------------------------------------------------------------------------------------------------------------
CAPITAL PROJECT                                                         2003 CAPITAL BUDGET (US$MILLIONS)
---------------------------------------------------------------------------------------------------------------------
La Victoria Waste Stripping and Mine Equipment                                               2.6
Tomi Underground Equipment and Ramp Development                                              2.3
Mine Spare Parts and Mill Consumables Inventory                                              1.1
Revemin Mill Flotation Circuit                                                               1.2
                                                                                             ---
Total                                                                                       $7.2
---------------------------------------------------------------------------------------------------------------------

LA VICTORIA

---------------------------------------------------------------------------------------------------------------------
100% Basis                                                        2002                    2001                  2000
---------------------------------------------------------------------------------------------------------------------
LA VICTORIA (51% CRYSTALLEX)(1)
Tonnes Ore Mined(2)                                            333,857                 260,098                   N/A
Tonnes Waste Mined                                             937,949                 613,210                   N/A
Tonnes Ore Processed                                           326,572                 297,000                   N/A
Average Grade of Ore Processed (g/t)                               2.8                     3.1                   N/A
Recovery Rate (%)(3)                                                76%                     90%                  N/A
---------------------------------------------------------------------------------------------------------------------
Production (ounces)                                             22,548                  26,504                   N/A
---------------------------------------------------------------------------------------------------------------------


(1) Crystallex owns 80% of El Callao Mining Corp, which in turn has a 51% equity interest in La Victoria. However, Crystallex has an 87.5% share of the cashflow from La Victoria until US$4.0 million of debt relating to the La Victoria project is repaid. Thereafter, Crystallex has a 75% share of the cashflow from La Victoria until the La Victoria debt is fully repaid. Presently, there is no distributable cashflow, and Crystallex reports all production for its account.

(2) Crystallex commenced mining at La Victoria in April 2001.

(3) The recovery of gold dropped in 2002 due to processing refractory sulphide ore. See 2002 Review below.

2002 REVIEW

La Victoria is the largest of six deposits on the Lo Increible concession located in Venezuela's El Callao gold district. Gold production from the La Victoria open pit mine was 22,548 ounces in 2002, down from 26,504 for the nine months La Victoria was in operation during 2001. Lower than planned tonnes mined and processed, coupled with considerably lower recoveries and lower grades of ore processed, resulted in a significant shortfall of gold production from La Victoria in 2002.

In 2002, La Victoria accounted for almost 90% of Crystallex's ore production in Venezuela. Mining of waste and ore were, however, well below budget. Ore mined, at 334,000 tonnes, was only 68% of budget, while waste mined of 491,000 tonnes was just 49% of budget. The average mining rate for ore production was just over 900 tonnes per day which was inadequate to keep the Revemin mill operating at its available capacity of about 1,500 tonnes per day. Lower than planned mining of waste and ore were due, in part, to low equipment availability. Insufficient funding prevented the mining contractor at La Victoria from upgrading and maintaining his equipment fleet. Production was also reduced by mining mostly hard rock during the year after the depletion of the saprolite ore from the current mining area. This was compounded by a delay in receiving blasting permits and the lack of some production equipment until August. As discussed below, a large waste stripping campaign is planned this year to compensate for the lack of stripping in 2002.

Recovery of gold from La Victoria ore declined during 2002, averaging only 76% for the year, as compared with 90% in 2001. Recovery of gold has been significantly reduced since the transition from saprolite ore to sulphide ore at La Victoria early in the second quarter of 2002. Metallurgical testwork to date indicates that the refractory sulphide ore at La Victoria requires flotation and regrinding prior to cyanide leaching. Further test work is required to accurately determine recovery levels. As described below, the Phase I Revemin expansion to 1,800 tonnes per day will incorporate a flotation and regrind circuit.

The grade of ore processed at 2.8 grams per tonne, although close to budget during 2002, was 10% lower than 2001 due to the depletion of higher grade saprolite ore in 2001.

Lower production significantly increased unit operating costs for Venezuelan production to US$348 per ounce in 2002, up from US$182 per ounce in 2001.

-------------------------------------------------------------------------------
                                        2002      2001     2000
-------------------------------------------------------------------------------
VENEZUELA - COSTS (US$/OUNCE)(1):
Cash Operating Costs                    $337      $172     $164
Royalties & Production Taxes            $ 11      $ 10       11
-------------------------------------------------------------------------------
TOTAL CASH COST PER OUNCE               $348      $182     $175
-------------------------------------------------------------------------------

(1) Ore from La Victoria, Tomi and purchased material is processed at the Company's Revemin mill.

2003 PLAN FOR LA VICTORIA

Our goals for La Victoria during 2003 include acceleration of waste stripping, increasing the mining rate and obtaining the additional permits which will accommodate the ultimate pit boundaries.

Currently, mining is being conducted in the Phase II pit, which is located north of the Yuruari River. The remaining reserves in the Phase II pit, approximately 60,000 ounces, will largely be mined during 2003 and 2004. A US$1.2 million waste stripping program is planned to remove approximately two million tonnes of material in order to access the remaining Phase II reserves and allow for ramp development for the next phase of the pit. Production of ore from La Victoria will be reduced during the waste stripping phase, however, this will be partially offset by processing ore mined at the Mackenzie open pit on the Tomi concession. Ore production from La Victoria is not expected to return to planned rates of about 1,300 tonnes per day until 2004.

The majority of La Victoria's reserves are located in the vicinity of the Yuruari River. Expanding the final, or Phase III, pit to the south to access these reserves requires additional permitting. Crystallex has commenced the process of obtaining the Phase III mining permits and expects that the permits will be approved by the end of 2003. This will provide an adequate margin of time before the Phase II reserves are depleted late in 2004.

REVEMIN MILL

-------------------------------------------------------------------------------
100% Basis                                   2002       2001       2000
-------------------------------------------------------------------------------
REVEMIN MILL
La Victoria Ore Processed (tonnes)          326,572    297,000        N/A
Tomi Open Pit Ore Processed (tonnes)         27,998    122,000    187,000
Purchased Material Ore Processed (tonnes)    12,339     19,000      3,000
-------------------------------------------------------------------------------
TOTAL ORE PROCESSED (TONNES)                366,909    438,000    190,000
HEAD GRADE OF ORE PROCESSED (g/t)               3.0        3.4        4.1
TOTAL RECOVERY RATE (%)                          79%        90%        95%
TOTAL GOLD RECOVERED (OUNCES)                27,841     42,690     23,538
-------------------------------------------------------------------------------
COST PER TONNE OF  ORE PROCESSED            $ 10.50    $  9.08    $  8.32
-------------------------------------------------------------------------------


During 2002, ore from La Victoria accounted for approximately 90% of the ore processed by the Revemin mill. The balance comprised small quantities of open pit ore from the Tomi concession and ore purchased from independent miners working nearby concessions.

The Company has commenced a program to expand the processing rate of the Revemin mill to 1,800 tonnes per day at a capital cost of approximately US$2.6 million. The program will be undertaken in two stages; the first stage is designed to improve gold recoveries from the La Victoria ore and the second stage will expand the processing rate from 1,500 tonnes per day to 1,800 tonnes per day. Approximately half of the capital cost is budgeted for improving recoveries by adding a flotation circuit and regrind mill. The first stage is scheduled for completion by the end of 2003, while the expansion in processing capacity will be undertaken during 2004.

Upon completion of the flotation circuit and expansion and when the La Victoria and Tomi underground mines are operating at design rates, ore to Revemin will be supplied from La Victoria at the rate of about 1,550 tonnes per day and from Tomi at 250 tonnes per day.

In 2002, a new 3,000 tonne per day crusher was installed at the La Victoria pit in conjunction with the mill expansion. The crusher has capacity to support a second phase expansion of the mill. The new crusher eliminates both the bottlenecks that were experienced with the existing installed crushing equipment at the mill, and the necessity of transporting oversized material to the mill, thereby reducing the maintenance cost on the highway haul trucks.

TOMI

--------------------------------------------------------------------------------
100% Basis                               2002      2001       2000
--------------------------------------------------------------------------------
TOMI OPEN PIT (100% CRYSTALLEX)
Tonnes Ore Mined                        25,644    120,876    193,305
Tonnes Waste Mined                       2,908    479,614    835,806
Tonnes Ore Processed                    27,998    122,000    187,000
Average Grade of Ore Processed (g/t)      3.01        3.1        4.0
Recovery Rate (%)                           87%        92%        95%
--------------------------------------------------------------------------------
Production (ounces)                      2,347     11,132     22,676
--------------------------------------------------------------------------------


The focus of activity on the Tomi concession during 2002 was the development of the high grade underground mine below the Charlie Richards pit. Open pit mining activity was principally limited to mining ore from the Milagrito pit, which is also on the Tomi concession. This was undertaken to partially compensate for the shortfall of ore from the La Victoria mine during the first quarter of the year.

TOMI UNDERGROUND MINE

Production from the first main mining stope at the new Tomi underground mine started during the second quarter of 2003. Tomi is a small, high grade, underground mine developed below the surface of the Charlie Richards pit. The average reserve grade is 14.5 grams per tonne. Ore from the Tomi underground mine is trucked approximately twenty one kilometres to the Revemin mill for processing. The Tomi ore does not have the same sulphide metallurgical characteristics as the La Victoria ore and recoveries of gold from Tomi are expected to exceed 90%.

Production is not forecast to approach design levels until later in the fourth quarter of 2003 because insufficient capital during the first quarter limited development work to the first mining stope. Development work has resumed in the second quarter and production is subsequently expected to reach a level of about 30,000 ounces per year beginning in 2004. During 2003, approximately US$2.3 million of capital is planned for underground mining equipment and ramp development.

ALBINO PROPERTY

The Albino project is a small, high grade deposit located adjacent to the Las Cristinas property in the Kilometre 88 region in the southeast corner of Venezuela in Bolivar State. Crystallex is currently evaluating two processing alternatives for the Albino ore. The original Feasibility Study planned for trucking the ore 250 kilometres for processing at the Company's Revemin mill in El Callao. The Company is presently evaluating the alternative of processing the ore in the planned Las Cristinas mill.

                                  LAS CRISTINAS

HIGHLIGHTS

     o MINING OPERATION CONTRACT SIGNED WITH THE CORPORACION VENEZOLANA DE GUAYANA, ("CVG") IN SEPTEMBER, 2002.

     o REPORTS OF THE NATIONAL ASSEMBLY IN VENEZUELA CONFIRM THE LEGAL AND ADMINISTRATIVE PROCESS UNDERLYING THE MINING OPERATION CONTRACT.

     o INDEPENDENT RESERVE AND RESOURCE REPORT FROM MINE DEVELOPMENT ASSOCIATES COMPLETED IN APRIL, 2003.

     o   MEASURED AND INDICATED RESOURCES OF 15.3 MILLION OUNCES OF GOLD.

     o   PROVEN AND PROBABLE RESERVES OF 9.5 MILLION OUNCES OF GOLD.

     o   MINERALIZATION OPEN AT DEPTH.

     o FEASIBILITY STUDY AWARDED TO SNC-LAVALIN. SCHEDULED FOR COMPLETION BY SEPTEMBER, 2003.

     o METALLURGICAL AND PILOT PLANT TESTING UNDERWAY AT SGS LAKEFIELD RESEARCH LIMITED AND MCGILL UNIVERSITY.

     o   ENVIRONMENTAL IMPACT ASSESSMENT TO BE CONDUCTED BY SNC-LAVALIN.

     o ENVIRONMENTAL AND MINING PERMITS TO BE ARRANGED BY THE CVG. o DEUTSCHE BANK MANDATED AS PROJECT FINANCE DEBT ADVISOR.

     o   COMMENCED WORK ON SOCIAL PROGRAMS FOR COMMUNITIES IN THE REGION.

     o POWER FOR THE PROJECT IS AVAILABLE FROM A NEW ELECTRICAL SUBSTATION NEAR THE LAS CRISTINAS SITE.

OVERVIEW

Las Cristinas represents an unparalleled growth opportunity for Crystallex. With current proven and probable reserves of 9.5 million ounces included in a resource of 15.3 million ounces, Las Cristinas is one of the largest undeveloped gold deposits in the world. The deposits have the potential to become a large, low cost and long life mining operation.

The Las Cristinas property is located in the southeast corner of Venezuela in Bolivar State at Kilometre 88, a region with a history of gold mining. Las Cristinas is approximately 670 kilometres south of Caracas and 370 kilometres by paved highway south-southeast of Puerto Ordaz, a port city on the Orinoco River with access to the Atlantic Ocean. A six kilometre dirt road connects the Las Cristinas site to the paved highway. Las Cristinas consists of four concessions; namely Las Cristinas 4, 5, 6 and 7.

MINING OPERATION CONTRACT

On September 17, 2002, Crystallex and the CVG signed a Mining Operation Contract
(MOC) for the development of Las Cristinas 4, 5, 6, and 7. The MOC provides Crystallex with the exclusive right to explore, design and construct facilities, exploit, process and sell gold from Las Cristinas. An official translated version of the MOC is available on the Company's website, (www.crystallex.com).

The MOC has been entered into in accordance with applicable Venezuelan laws and under authority granted to the CVG by the Ministry of Energy and Mines. A report in late February, 2003 from the Commission of Energy and Mines of the National Assembly of Venezuela confirms the legal and administrative process by which the contract rights of Minca, a previous partner with the CVG, were terminated, and the process by which the related assets were repossessed by the Republic of Venezuela, and by which the Government, through the CVG, entered into the Mining Operation Contract with Crystallex.

Highlights of the Mining Operation Contract include:

     o   All reserves and production are for the account of Crystallex.

     o   Initial term of 20 years, with two renewal terms, each for ten years.

     o   Compensation to the CVG consists of the following:


            - US$15 million (which was paid by Crystallex in the third quarter of 2002) for the use of reports, data and existing infrastructure.

            - A royalty based upon the value of monthly gold production as follows:

                     i. a royalty of 1% at a gold price less than US$280 per ounce;

                     ii. a royalty of 1.5% at gold prices from US$280 to less
                         than US$350 per ounce;

                     iii. a royalty of 2% at gold prices from US$350 to less
                         than US$400 per ounce; and

                     iv. a royalty of 3% at gold prices greater than US$400 per ounce.

            - An Exploitation Tax, established by Venezuelan mining law and payable to the Republic of Venezuela, equivalent to 3% of the value of gold produced.

     o The CVG is responsible for obtaining all environmental and mining permits, with Crystallex providing any necessary technical information to support the permit applications.

     o Throughout the term of the Mining Operation Contract, Crystallex will provide certain special programs which are intended to create employment for the region and provide training programs, provide technical assistance to local small miners associations, improve community health care facilities and make various infrastructure improvements to water sewage and roads. Crystallex agreed to hire 75 employees by the end of 2002 and an additional 50 employees by the end of 2003.

     o Crystallex is to present a Feasibility Study by September, 2003 to the CVG for its approval.

Under the terms of the MOC, gold production is to commence in 2004, however, the start date may be extended in the event permitting delays are encountered.

RESERVES AND RESOURCES

Independent estimates of the gold resources and reserves for Las Cristinas were prepared by Mine Development Associates, ("MDA") of Reno, Nevada. Its estimate of March, 2003 relied on original data and represents the first independent work conducted by Crystallex on the property. MDA's reserve and resource work will be incorporated into the comprehensive Feasibility Study.

Resource and reserve estimates were calculated in accordance with CIM Standards and National Instrument 43-101. At a cut-off grade of 0.5 grams of gold per tonne, the Measured and Indicated Resources are 439 million tonnes at an average grade of 1.1 grams per tonne containing 15.3 million ounces of gold.

Reserve calculations are based on the Measured and Indicated resources using a gold price of $325 per ounce and cut-off grades ranging from 0.5 grams per tonne of gold to 0.66 grams of gold per tonne. In-pit reserves were estimated at 223 million tonnes grading 1.34 grams per tonne containing 9.5 million ounces of gold.

FEASIBILITY STUDY

SNC-Lavalin Engineers & Constructors Inc., ("SNCL") has been engaged to undertake a Feasibility Study for the design, construction, and development of Las Cristinas. SNCL's Feasibility Study is proceeding on the basis of an initial 20,000 tonne per day operation. The plant design will allow an increase of capacity at a future date. MDA has been awarded the mandate for the Geology and Mine sections of the Feasibility Study. Metallurgical testwork is underway at SGS Lakefield Research Limited and McGill University. The Feasibility Study is scheduled for completion by September, 2003.

An Environmental Impact Study (EIS) is included in the scope of SNCL's mandate. The EIS will progress in parallel with the Feasibility Study engineering and the subsequent basic and detailed engineering stages of the project. The final EIS will be prepared to meet World Bank standards.

PROJECT FINANCE ADVISORY MANDATE

Crystallex engaged Deutsche Bank in April, 2003 as exclusive advisor for arranging project debt financing for Las Cristinas. It is envisioned that the financing required for development of Las Cristinas will be a combination of limited recourse project finance debt provided by international commercial banks, export credit agencies and multilateral agencies, mezzanine debt and Crystallex equity.

                 Consolidated Financial Statements of

                 CRYSTALLEX INTERNATIONAL
                 CORPORATION

                 March 31, 2003

                 (As Restated)

                 (Expressed in Canadian dollars)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------
                                                        RESTATED - NOTE 2         Restated - Note 2
                                                         MARCH 31, 2003           December 31, 2002
                                                    -------------------------  ------------------------
ASSETS
CURRENT
  Cash and cash equivalents                                    $   3,185,891             $   5,695,130
  Accounts receivable                                              2,465,512                 2,332,437
  Production inventories (Note 4)                                  8,750,689                 8,544,920
  Supplies inventory and prepaid expenses                          1,623,489                   536,843
  Investments                                                         67,971                    89,329
  Due from related parties                                            85,054                    88,164
-------------------------------------------------------------------------------------------------------
                                                                  16,178,606                17,286,823
SECURITY DEPOSITS                                                    188,460                   208,887
INVESTMENT                                                           560,000                   640,000
PROPERTY, PLANT AND EQUIPMENT (Note 5)                           154,205,691               154,303,830
DEFERRED CHARGE                                                      496,651                 7,765,576
DEFERRED FINANCING FEES                                            2,078,364                 2,162,868
-------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                   $ 173,707,772             $ 182,367,984
=======================================================================================================

LIABILITIES
CURRENT
  Accounts payable and accrued liabilities                     $  15,159,819             $  17,385,724
  Due to related parties                                              75,395                   245,925
  Current portion of deferred credit                               8,286,324                11,401,347
  Current portion of long-term debt (Note 7)                       8,545,598                 7,850,256
  Promissory note (Note 6)                                         2,225,250                        --
-------------------------------------------------------------------------------------------------------
                                                                  34,292,386                36,883,252
RECLAMATION PROVISION                                              1,067,905                 1,048,726
LONG-TERM DEBT (Note 7)                                           22,762,166                26,206,277
DEFERRED CREDIT                                                   20,154,657                35,001,677
-------------------------------------------------------------------------------------------------------
                                                                  78,277,114                99,139,932
-------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                    143,517                   143,517
-------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPTAL (Note 8)                                            200,228,103               193,349,000
SPECIAL WARRANTS                                                   3,029,927                 4,557,450
EQUITY COMPONENT OF CONVERTIBLE NOTES                              3,243,405                 3,878,322
CONTRIBUTED SURPLUS                                                6,554,608                 5,801,535
DEFICIT                                                         (117,768,902)             (124,501,772)
-------------------------------------------------------------------------------------------------------
                                                                  95,287,141                83,084,535
-------------------------------------------------------------------------------------------------------
                                                               $ 173,707,772             $ 182,367,984
======================================================================================================

"Marc J. Oppenheimer", Director                   "David I. Matheson", Director

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED MARCH 31 (AS RESTATED - NOTE 2)
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------
                                                                       2003                       2002
                                                                  ---------------            ---------------
MINING REVENUE                                                    $    11,445,932            $    10,749,211
-------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Operations                                                            9,070,960                  9,268,373
  Amortization                                                          2,421,545                  2,325,348
  Depletion                                                               371,823                    476,017
-------------------------------------------------------------------------------------------------------------
                                                                       11,864,328                 12,069,738
-------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                           (418,396)                (1,320,527)
-------------------------------------------------------------------------------------------------------------

EXPENSES
  Amortization                                                              4,105                     12,964
  Interest on long-term debt                                              684,606                    413,198
  General and administrative                                            3,244,430                  1,668,920
-------------------------------------------------------------------------------------------------------------
                                                                        3,933,141                  2,095,082
-------------------------------------------------------------------------------------------------------------

NON-HEDGE DERIVATIVE GAIN (LOSS)                                        8,560,649                (13,789,787)
-------------------------------------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                                                 4,209,112                (17,205,396)
-------------------------------------------------------------------------------------------------------------

OTHER ITEMS
  Interest and other income                                                25,377                     78,692
  Foreign exchange                                                      2,599,738                     95,725
  Write-down of marketable securities                                    (101,357)                        --
-------------------------------------------------------------------------------------------------------------
                                                                        2,523,758                    174,417
-------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE PERIOD                                  $     6,732,870            $   (17,030,979)
============================================================================================================

NET INCOME (LOSS) INCOME  PER SHARE
  Basic                                                           $          0.07            $         (0.21)
  Diluted                                                         $          0.07            $         (0.21)
============================================================================================================

WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING
  Basic                                                                92,359,351                 79,598,090
  Diluted                                                             101,391,081                 79,598,090
============================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2003 (AS RESTATED - NOTE 2)
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)

-----------------------------------------------------------------------------------------------------------------------

                                                                       2003                            2002
                                                               ----------------------       ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period                                            $  6,732,870                     $ (17,030,979)
Adjustments to reconcile income to net cash
   used in operating activities:
   Amortization and depletion                                              2,797,473                         2,814,329
   Foreign exchange                                                       (2,949,083)                          (95,725)
   Interest on long-term debt                                                     --                            47,297
   Management fees                                                            42,098                                --
   Non-hedge derivative loss (gain)                                      (10,119,517)                       14,140,759
   Reclamation provision                                                     102,057                           (73,482)
  Write-down of marketable securities                                        101,357                                --

Changes in other operating assets and liabilities,
   (Increase) decrease in accounts receivable                                     --                           138,972
   (Increase) decrease in inventories                                       (826,458)                       (1,154,371)
   (Increase ) decrease in deposits and prepaid expenses                  (1,161,309)                         (565,672)
   (Increase) decrease in due from related parties                          (453,055)                          (13,642)
    Increase (decrease) in accounts payable and accrued                   (1,267,488)                       (2,438,360)
      liabilities
    Decrease in due to related parties                                     2,089,556                           (98,939)
    Increase (decrease ) in deferred credit                                 (573,601)                          354,850
-----------------------------------------------------------------------------------------------------------------------
                                                                          (5,485,100)                       (3,974,963)
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                              (2,699,334)                       (1,925,796)
   Security deposits                                                          20,427                            40,386
   Purchase of marketable securities                                              --                           (64,000)
-----------------------------------------------------------------------------------------------------------------------
                                                                          (2,678,907)                       (1,949,410)
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of capital stock for cash                                             --                           923,389
   Special warrants                                                        3,783,000                                --
   Debt borrowings                                                         2,225,250                                --
   Debt repayments                                                           (25,000)                         (419,565)
   Deferred financing fees                                                  (328,482)                               --
-----------------------------------------------------------------------------------------------------------------------
                                                                           5,654,768                           503,824
-----------------------------------------------------------------------------------------------------------------------

DECREASE IN CASH AND CASH EQUIVALENTS                                     (2,509,239)                       (5,420,549)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                             5,695,130                        14,409,831
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                $  3,185,891                     $   8,989,282
=======================================================================================================================

Supplemental disclosure with respect to cash flows (Note 9)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
THREE MONTHS ENDED MARCH 31, 2003 (AS RESTATED - NOTE 2)
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)

----------------------------------------------------------------------------------------------------------------------
                                                                                     Number of
                                                        Number                        Special
                                                       of Shares        Amount        Warrants           Amount
                                                      ----------------------------------------------------------------
Balance at December 31, 2001                            79,347,194    $ 165,350,568             --       $        --
  Shares issued on exercise of options                   1,104,500        1,615,650             --                --
  Shares issued on conversion of warrants                2,495,125        6,251,422             --                --
  Shares issued for management fees                         42,612          110,955             --                --
  Shares issued for mineral property                       282,554          873,182             --                --
  Shares issued for bank loan                              677,711        1,714,609             --                --
  Shares issued for finders fee                             35,430           78,655             --                --
  Shares issued on conversion of notes                   7,737,152       17,353,959             --                --
  Special warrants issued for cash                              --               --      2,252,500         4,557,450
  Warrants issue with convertible notes                         --               --             --                --
  Equity component of convertible notes                         --               --             --                --
  Net loss for the year                                         --               --             --                --
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                            91,722,278      193,349,000      2,252,500         4,557,450
  Shares issued for management fees                         18,495           42,098             --                --
  Shares issued for finders fee                             32,104           78,976             --                --
  Shares issued on conversion of notes                   1,417,529        2,200,579             --                --
  Conversion of special warrants                         2,252,500        4,557,450     (2,252,500)       (4,557,450)
  Special warrants issued for cash                              --               --      2,562,500         3,029,927
  Net income for the period                                     --               --             --                --
----------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2003                               95,442,906    $ 200,228,103      2,562,500       $ 3,029,927
======================================================================================================================

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Equity
                                                                                                    Component
                                                                                                       of
                                                   Number of        Contributed                    Convertible
                                                    Warrants          Surplus         Deficit         Notes           Total
                                              -----------------------------------------------------------------------------------
Balance at December 31, 2001                         10,978,272     $ 4,415,546    $ (68,041,960)    $ 1,557,302   $ 103,281,456
  Shares issued on exercise of options                       --              --               --              --       1,615,650
  Shares issued on conversion of warrants            (2,495,125)       (572,804)              --              --       5,678,618
  Shares issued for management fees                          --              --               --              --         110,955
  Shares issued for mineral property                         --              --               --              --         873,182
  Shares issued for bank loan                                --              --               --              --       1,714,609
  Shares issued for finders fee                              --              --               --              --          78,655
  Shares issued on conversion of notes                       --              --               --      (1,557,302)     15,796,657
  Special warrants issued for cash                           --              --               --              --              --
  Warrants issue with convertible notes               3,195,023       1,958,793               --              --       1,958,793
  Equity component of convertible notes                      --              --               --       3,878,322       3,878,322
  Net loss for the year                                      --              --      (56,459,812)             --     (56,459,812)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                         11,678,170       5,801,535     (124,501,772)      3,878,322      83,084,535
  Shares issued for management fees                          --              --               --              --          42,098
  Shares issued for finders fee                              --              --               --              --          78,976
  Shares issued on conversion of notes                       --              --               --        (634,917)      1,565,662
  Conversion of special warrants                             --              --               --              --              --
  Special warrants issued for cash                    1,281,250         753,073               --              --       3,783,000
  Net income for the period                                  --              --        6,732,870              --       6,732,870
---------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2003                            12,959,420     $ 6,554,608    $(117,768,902)    $ 3,243,405   $  95,287,141
=================================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


1.     NATURE OF OPERATIONS

       Crystallex International Corporation ("Crystallex" or "the Company") is engaged in the production of gold and related activities including exploration, development mining and processing. These activities are conducted primarily in Venezuela and Uruguay.

2.     SIGNIFICANT ACCOUNTING POLICIES

       The unaudited interim period consolidated financial statements of Crystallex have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company's annual consolidated financial statements as at December 31, 2002 and for the year then ended. These unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes thereto.

       The Company's consolidated financial statements for the year ended December 31, 2002, the three month period ended March 31, 2002 and 2003 have been restated from the amounts previously reported to give effect to various adjustments and accounting changes described in Note 3.

3.     PRIOR PERIOD RESTATEMENT

       The following summarizes adjustments made to previously reported amounts:

                                                                      2002
                                                                 --------------
Deficit, January 1, 2002,
  as originally reported                                          $(21,361,808)

Restatements
  Included in consolidate financial statements
    previously issued in May 2003:
      Reduction to plant and equipment (a)                         (16,292,449)
      Reduction to mineral properties (b)                          (19,746,087)
      Understatement of expenses (c)                                  (102,363)
      Foreign exchange conversion loss (d)                          (2,780,352)
      Gold loan conversion (e)                                      (1,529,364)
      Minority interest (f)                                           (704,643)
      Write-down of investment (g)                                  (2,003,338)
      Reversal of capitalized costs (h)                             (1,188,225)
      Other                                                           (204,370)
Further restatements:
  Commodity derivative contracts (i)                                (2,128,961)
--------------------------------------------------------------------------------
Deficit, January 1, 2002,
  as restated                                                     $(68,041,960)
================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

3.     PRIOR PERIOD RESTATEMENT (CONTINUED)

       The above restatements, together with additional adjustments made by management subsequent to the release of the consolidated financial statements as at March 31, 2002 and for the three months then ended, had the following effect on net loss and earnings per share, as previously reported:

                                                                    2002
                                                                -------------
Net loss, as originally reported                                $  (1,179,403)
Restatements
  Included in consolidated financial statements
     previously issued in May 2003
     Non-hedge derivative loss (i)                                 (2,904,809)
     Minority interest (f)                                           (611,483)
     Plant and equipment (a)                                         (896,570)
Further restatements:
  Commodity dervivative contracts (i)                             (11,438,714)
-------------------------------------------------------------------------------
Net loss, as restated                                           $ (17,030,979)
===============================================================================

Earnings per share, basic and diluted,
  as previously reported                                        $       (0.01)
Per share effect of above noted net income
  restatements                                                          (0.20)
-------------------------------------------------------------------------------
Earnings per share, basic and diluted, as restated              $       (0.21)
===============================================================================


      (A) WRITE DOWN OF PLANT AND EQUIPMENT

          The Company's Uruguay mill assets had previously been amortized over a 20 year period and its mine equipment had been amortized over a 10 year period. These amortization periods exceeded life of mine estimates at the date of acquisition in 1998, estimated at 5 to 7 years. This has resulted in a cumulative adjustment which reduced the net carrying value of property, plant and equipment and increased the opening January 1, 2002 deficit by $11,036,760. As a result of this restatement, an additional amortization expense of $896,570 has been recorded by management in the statement of operations for the three months ended March 31, 2002.

          Management further concluded that the carrying values of its Venezuelan Albino project property, plant and equipment assets were overstated based upon a recoverability analysis using assumptions and information existing as at December 31, 2001 including information that certain tools, equipment and supplies would have to be purchased because of vandalism and theft. This has resulted in a cumulative adjustment which increased the opening January 1, 2002 deficit by $5,255,689.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

3.    PRIOR PERIOD RESTATEMENT (CONTINUED)

      (B) WRITE DOWN OF MINERAL PROPERTY

          As a result of detailed formal life of mine analyses for each of the Company's mineral properties, management concluded that the undiscounted cash flows from ongoing operations at the Company's Venezuelan Tomi and Albino properties, determined using assumptions existing at December 31, 2001, were insufficient to support the recovery of the respective carrying values. This restatement resulted in a reduction in the carrying values of the two mineral properties and increased the opening January 1, 2002 deficit by $19,746,087.

      (C) MISSTATEMENT OF EXPENSES

          Management noted that certain expenses incurred by the Company had not been reflected within the financial statements in the year in which the underlying transaction occurred. This restatement resulted in an increase to the opening January 1, 2002 deficit of $102,363.

      (D) FOREIGN EXCHANGE CONVERSION GAIN (LOSS)

          Upon review of the Company's foreign subsidiaries management confirmed that each of the Company's majority owned subsidiaries were fully integrated foreign operations with their parent throughout the reporting period. Accordingly, from the date of acquisition, each of these subsidiaries should be translated into Canadian dollars using the temporal method. In the prior years the Company accounted for its Minera San Gregorio S.A. (Stel BVI Inc.) and Bolivar Goldfields A.V.V. subsidiaries as being self sustaining operations. Accordingly, the total adjustment required to reflect the appropriate foreign exchange translation, since their respective acquisitions, was to reduce the previously reported Cumulative Translation Account ("CTA"). This restatement resulted in an increase to the opening January 1, 2002 deficit of $2,780,352.

      (E) GOLD LOAN CONVERSION

          During fiscal 2001, the Company converted their gold loan into a cash loan. Upon settlement, management recorded a gain in excess of the amount that should have been recorded. This restatement increased the long-term debt payable, and increased the opening January 1, 2002 deficit by $1,529,364, respectively.

      (F) MINORITY INTEREST

          During fiscal 2001, upon the acquisition of the 79.4% interest in El Callao, the Company reflected the acquisition using purchase accounting. Upon review, management has revised their purchase equation, resulting in a restatement to the amount allocated to the minority interest of $8,738,994. The effect of this restatements resulted in a net increase to the opening January 1, 2002 deficit of $704,643.

          As a result of this restatement, during the three month period ended March 31, 2002, a net increase of $611,483 in the previously reported loss.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

3.    PRIOR PERIOD RESTATEMENT (CONTINUED)

      (G) WRITE-DOWN OF INVESTMENTS

          During 2001 management deemed the decline in the market value of the shares in a long term investment to be other than temporary. Although the market value declined below the carrying value of the investment, management had not reflected this permanent impairment in the financial statements. This restatement resulted in an increase to the opening January 1, 2002 deficit of $2,003,338.

      (H) REVERSAL OF CAPITALIZED COSTS

          During fiscal 2001 the Company inappropriately capitalized amounts to mineral properties that should have been charged to the statement of operations. This restatement resulted in a reduction to property, plant and equipment and an increase to the opening January 1, 2002 deficit of $1,188,225

      (I) COMMODITY DERIVATIVE CONTRACT

          Written call options

          Management has reclassified premiums received, previously reported in revenue, as a liability (deferred credit) on the balance sheet and has recorded the mark to market adjustments to the recorded liabilities for options outstanding at the end of each year. The change in fair value of the liability has been recorded as a non-hedge derivative
          (loss) gain.

           Fixed forward contracts

           Management has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheet and related mark to market adjustments for changes in estimated fair values in the statements of operations as non-hedge derivative (loss) gain. Mining revenue has also been restated to reclassify settlement gains and losses on fixed forward contracts as non-hedge gains or losses.

           As a result, net income for the three months ended March 31, 2002 has been reduced by $11,438,714, relating to the adjustment for written call option premiums and the impact on previously reported mark to market adjustments.

           Effect of restatements on previously issued 2003 figures

           The impact of the adjustments to the accounting for commodity derivative contracts on the previously reported March 31, 2003 consolidated financial statements issued in May 2003 is as follows:


                                                                   Page 8 0f 17

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

           Deficit adjustments

           Deficit, as at March 31, 2003, as previously reported           $     105,714,253
           Effect of restatement on income for the period                         (6,762,265)
           Effect of restatement on prior year losses                             18,816,914
          -----------------------------------------------------------------------------------
           Deficit, as at March 31, 2003 as restated                       $     117,768,902
          ===================================================================================

           Balance sheet adjustments

                                              Current            Other          Current           Other
                                               Assets            Assets        Lianilities      Liabilities
           Balance at March 31, 2003
            as previously reported           $16,178,606      $157,032,515     $29,580,186     $ 36,289,145

           Restatements                                            496,651       4,712,200        7,839,100
          --------------------------------------------------------------------------------------------------
           Balance at March 31, 2003
            as restated                      $16,178,606      $157,529,166     $34,292,386     $ 44,128,245
          ==================================================================================================

           Loss for the period and loss per share

           Net income (loss) for March 31, 2003 , as previously reported                      $     (29,395)
           Restatement of non-hedge derivative loss                                               6,762,265
          --------------------------------------------------------------------------------------------------
           Net income for March 31, 2003 as restated                                          $   6,732,870
          ==================================================================================================

           Net income (loss) per share, as previously reported                                $          --
           Per share effect of restatement                                                             0.07
          --------------------------------------------------------------------------------------------------
           Net income per share, as restated                                                  $        0.07
          ==================================================================================================

4.     PRODUCTION INVENTORIES

                                                                        March 31, 2003      December 31, 2002
                                                                      ----------------     ------------------
        Gold in dore                                                   $    1,135,138        $      870,186
        Gold in process                                                       515,527               663,882
        Stockpiled ore                                                        504,889               141,117
        Consumables and spare parts                                         6,595,135             6,869,735
       -----------------------------------------------------------------------------------------------------
                                                                       $    8,750,689        $    8,544,920
       =====================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


5.    PROPERTY, PLANT AND EQUIPMENT

      The components of property, plant and equipment are as follows:

                                                                      March 31, 2003
                                         --------------------------------------------------------------------
                                                                      Accumulated
                                             Cost, Net                Depreciation
                                                of                        and                      Net Book
                                             Write-down                 Depletion                    Value
                                         ----------------           ----------------             ------------
       Plant and equipment                $  63,566,787               $ 39,176,958              $  24,389,829
       Mineral properties                   126,476,605                  5,229,235                121,247,370
       Development exploration and
        development expenditures             10,260,431                  1,691,939                  8,568,492
      --------------------------------------------------------------------------------------------------------
                                          $ 200,303,823               $ 46,098,132              $ 154,205,691
      ========================================================================================================


                                                                  December 31, 2002
                                       -----------------------------------------------------------------------
                                                                     Accumulated
                                           Cost, Net                 Depreciation
                                              of                          and                      Net Book
                                          Write-down                    Depletion                    Value
                                       -----------------            ----------------            --------------
       Plant and equipment                $  62,619,774               $  36,751,308             $  25,868,466
       Mineral properties                   124,752,565                   5,082,643               119,669,922
       Development exploration and
        development expenditures             10,232,150                   1,466,708                 8,765,442
      --------------------------------------------------------------------------------------------------------
                                          $ 197,604,489               $  43,300,659             $ 154,303,830
      ========================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------



5.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

       Costs of mineral properties represent acquisition costs related to the following:

                                                                                           December 31,
                                                                   March 31, 2003                  2002
                                                                ------------------    -----------------


       Albino 1 Concession                                         $    7,338,381         $   7,338,381
       Bolivar Goldfields properties                                   15,699,956            15,699,956
       Cristinas Concessions                                           80,498,355            78,819,620
       El Callao properties                                            19,523,336            19,478,031
       Santa Elena, San Miguel and Carabobo Concessions                 3,416,577             3,416,577
      -------------------------------------------------------------------------------------------------
                                                                      126,476,605           124,752,565
       Less: Accumulated depletion                                     (5,229,235            (5,082,643)
      -------------------------------------------------------------------------------------------------
                                                                   $  121,247,370         $ 119,669,922
      =================================================================================================

6.     PROMISSORY NOTE

       On March 14, 2003, the Company issued a U.S. $1,500,000 non-interest bearing note. This transaction, is the first tranche of three which comprise the total U.S. $3,000,000 in non-interest being promissory notes and 450,000 common share purchase warrants, exercisable for one common share of the Company at 140% of the volume weighted average price of the Company's shares on the AMEX for the five trading days prior to closing, issued by the Company subsequent to December 31, 2002. The second and third tranches of this transaction were issued subsequent to March 31, 2003 (see Note 11 below).

7.     LONG-TERM DEBT

       The components of the long-term debt are as follows:

                                                                        March 31,          December 31,
                                                                             2003                  2002
                                                                   --------------     -----------------

       Bank loan                                                   $   15,702,413         $  16,916,484
       Convertible notes                                               15,605,351            17,140,049
      -------------------------------------------------------------------------------------------------
                                                                       31,307,764            34,056,533
       Less: Current portion of long-term debt                         (8,545,598)           (7,850,256)
      -------------------------------------------------------------------------------------------------
                                                                   $   22,762,166         $  26,206,277
      =================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

8.     SHARE CAPITAL

                                                                            March 31,         December 31,
                                                                                 2003                 2002
                                                                       --------------      ---------------
         Authorized
          Unlimited common shares, with no par value
          Unlimited Class "A" preference shares, no par value
          Unlimited Class "B" preference shares, no par value
          Issued - 95,442,906 (2002 - 91,722,278)                       $ 200,228,103        $ 193,349,000

       ===================================================================================================

       Stock options

       The Company has a stock option plan that provides for granting options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Unless otherwise stated, all stock options granted vest immediately.

       The following is a summary of the status of stock options outstanding at March 31, 2003:

                                                  Outstanding and Exercisable Options
                                       --------------------------------------------------------

                                                          Weight Average
                                                               Remaining              Weighted
                                         Number of       Contrctual Life               Average
       Range of Exercise Price              Shares               (years)        Exercise Price
       ----------------------------------------------------------------------------------------
       $0.85 to $1.00                    1,742,500              3.70                   $0.99
       $1.41 to $1.75                    1,536,000              5.40                   $1.52
       $2.00 to $3.00                    4,082,500              6.91                   $2.23
       ----------------------------------------------------------------------------------------
                                         7,361,000
       ========================================================================================

       Supplemental Information

       Effective January 1, 2002, in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", pro forma information regarding net loss and net loss per share is to be determined as if the Company had accounted for its employee's stock options under the fair value method. The fair value for these options was estimated at the date of grant date using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.03%, dividend yield of nil, volatility factor of 90.2%, and a weighted-average

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


8.     SHARE CAPITAL (CONTINUED)

       expected life of the options of 3.75 years. The weighted average fair value per share of options granted during the three months ended March 31, 2003 was $1.40.

       The following table presents the net loss and net loss per share for the three months ended March 31, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.


       Net income to common shareholders                                        $   6,732,870
       Compensation expense under Section 3870                                       (606,111)
      ----------------------------------------------------------------------------------------

       Pro forma net income                                                     $   6,126,759
      ========================================================================================

       Pro forma basic income per share                                         $        0.06
      ========================================================================================

       Private Placement

       On February 27, 2003, the Company issued 2,562,500 special stock warrant units under a private placement financing at a price of $1.60 per unit for aggregate net proceeds of $3,783,000, net of issuance expenses of approximately $317,000. Each unit consisted of one common share warrant, and one half of one common share special purchase warrant. Each whole common share special purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $2.00 per warrant, one additional common share. Of the original proceeds, $753,073 was allocated to the related warrants and was presented as contributed surplus.

9.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                                        2003            2002
                                                             ----------------   -------------
        Cash paid during the period for interest             $            --    $  365,901
       ======================================================================================

       Cash paid during the period for income taxes          $            --    $       --
       ======================================================================================

       Significant non-cash transactions for three month period ended March 31, 2003 included:

       i) The Company issued 18,495 common shares, with a value of $42,098, for management fees.

       ii) The Company issued 32,104 common shares, with a value of $78,976, for finders fee.

       iii) The Company issued 1,417,529 common shares upon conversion of convertible notes and accrued interest in the amount of $2,200,579.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
-------------------------------------------------------------------------------

9.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (CONTINUED)

       Significant non-cash transactions for the three months ended March 31, 2002 include:

       i) The Company issued 158,959 common shares, with a value of $443,437, for property payment.

       ii) The Company issued 953,265 common shares upon conversion of convertible notes and accrued interest in the amount of $2,412,377.

       iii) The Company applied $152,086 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

10.    SEGMENTED INFORMATION

       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Uruguay and Venezuela.

       The segments' accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

10.    SEGMENTED INFORMATION (CONTINUED)

                                     Corporate     San Gregorio         Bolivar       El Callao       Cristinas          Total
                                   -------------- ---------------    ------------    ------------    ------------      ---------
       March 31, 2003
       Mining Revenue                $         --       9,729,042         572,297       1,144,593              --   $  11,445,932
       Operating costs               $         --       6,060,829         381,671       2,628,460              --   $   9,070,960
       Interest and other
        revenue                      $    (10,170)         (2,086)        (13,121)             --              --   $     (25,377)
       Interest expense              $    440,631          62,225         181,750              --              --   $     684,606
       Depreciation,
       depletion
        and amortization             $      4,105       2,324,688         340,444         128,236              --   $   2,797,473
       Write-down of
        mineral properties           $         --              --              --              --              --   $          --
       Segment profit (loss)         $  5,251,858       4,133,563      (1,632,939)     (1,019,612)             --   $   6,732,870
       Segment Assets                $ 11,639,073      20,070,480      43,606,584      17,893,280      80,498,355     173,707,772
       Capital expenditures          $    578,332         368,681              --          73,586       1,678,735   $   2,699,334
      ===========================================================================================================================

       March 31, 2002
       Mining Revenue                $         --       7,631,940         644,953       2,472,318              --   $  10,749,211
       Operating costs               $         --       5,806,967        (137,114)      3,598,520              --   $   9,268,373
       Interest and other
        revenue                      $    (14,250)        (62,592)         (1,850)             --              --   $     (78,692)
       Interest expense              $    216,294         114,824          82,080              --              --   $     413,198
       Depreciation,
       depletion
        and amortization             $     74,805       2,006,940         519,123         213,461              --   $   2,814,329
       Write-down of
        mineral properties           $         --              --              --              --              --   $          --
       Segment profit (loss)         $(15,381,929)       (525,572)       (226,511)       (896,967)             --   $ (17,030,979)
       Segment Assets                $ 31,080,715      21,251,903      32,439,136      18,776,610      78,819,620   $ 182,367,984
       Capital expenditures          $      4,661          65,674         162,189          47,652       1,645,620   $   1,925,796
      ===========================================================================================================================

       GEOGRAPHIC INFORMATION:

                                                    Mining Revenue                          Property, Plant and Equipment
                                     ---------------------------------------------- -----------------------------------------
                                            2003                    2002                    2003                    2002
                                     -------------------     -------------------    ----------------------   ----------------
       Uruguay                        $   9,729,042           $   7,631,940          $        9,422,763       $   11,378,127
       Venezuela                          1,726,890               3,117,271                 144,727,839          142,866,637
       Brazil                                    --                      --                          --                   --
      -----------------------------------------------------------------------------------------------------------------------
       Total Foreign                     11,445,932              10,749,211                 154,150,602          154,244,764
       Canada                                    --                      --                      55,089               59,066
      -----------------------------------------------------------------------------------------------------------------------
       Total                          $  11,445,932           $  10,749,211          $      154,205,691       $  154,303,830
      =======================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

11.    SUBSEQUENT EVENTS

       Subsequent to March 31, 2003, the Company completed the following financial transactions:

       (1) Private Placement - Promissory Notes

              Issuance of U.S. $1,500,000 in non-interest bearing notes and 450,000 common share purchase warrants, each exercisable for one common share of the Company at 140% of the volume weighted average price of the Company's shares traded on the AMEX for the five trading days prior to closing. This transaction closed in two tranches, with total gross proceeds of U.S. $1,500,000:

                   i.    $1,000,000 received on May 2, 2003

                   ii.   $500,000 received on May 15, 2003

       (2) Private Placement - Special Warrants

              On May 9, 2003, the Company issued 2,400,000 special stock warrant units under a private placement financing at a price of $1.25 per unit for aggregate proceeds of $3,000,000. Each unit consisted of one common share warrant, and one half of one common share special purchase warrant. Each whole common share special purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $1.60 per warrant, one additional common share.

       (3) Private Placement - Special Warrants

              On June 20, 2003 the Company closed a private placement of 5,500,000 special warrants at $1.25 per special warrant for net proceeds of $6,875,000. Each special warrant is convertible into a unit consisting of one common share, and one-half of one common share share purchase warrant. Each whole purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $1.60 one additional common share.

       (4) El Callao Mining Corporation

              In late June, 2003, the Company, through its controlled subsidiaries, El Callao Mining Corporation and ECM (Venco) Ltd., agreed to pay an amount of US$514,755 to Corporation Vengroup, S.A., its partner in the development of the El Callao properties in Venezuela. The payment is in settlement of distributions claimed by Vengroup under the shareholder agreement governing the relationship of the parties, as amended, as a result of operation at the El Callao properties during the period from March 1, 2003 to March 31, 2003. Payment is to be made in shares of Crystallex International Corporation. It is anticipated that

                                                                       16 of 17

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------


               documentation will be finalized and closing will take place in July, 2003, subject to receipt of appropriate regulatory approvals.





























                                                                       17 of 17

                      CRYSTALLEX INTERNATIONAL CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                    (REVISED)
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003
                    (IN CANADIAN DOLLARS, EXCEPT WHERE NOTED)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") should be read in conjunction with the unaudited consolidated financial statements and the notes as restated on July 29, 2003. The Company prepares and files its consolidated financial statements and MD&A in Canadian dollars.

Crystallex and its subsidiaries are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Crystallex produces gold in Uruguay and Venezuela.

HIGHLIGHTS

     o Gold production for the quarter was 22,754 ounces at a total cash cost of US$259 per ounce.

     o Las Cristinas Feasibility Study is advancing on budget and on schedule for completion by September, 2003.

     o Las Cristinas metallurgical and pilot plant testwork is ongoing at Lakefield Research.

     o   Independent Las Cristinas proven and probable estimate of reserves at
         9.5 million ounces of gold.

     o   Net income for the quarter of Cdn $6.7 million.

     o   Non-hedge derivative gain of Cdn $8.6 million

KEY STATISTICS

------------------------------------------------------------------------------------------------------------
                                                                               Three Months Ended March 31,
                                                                                    2003              2002
------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS (US$/OUNCE)
Gold Production (ounces)                                                           22,754            23,872
Total Cash Cost Per Ounce(1),(2)                                              $       259       $       240
Total Production Cost Per Ounce(2)                                            $       343       $       292
Average Realized Price Per Ounce Sold(3)                                      $       285       $       297
Average Spot Gold Price Per Ounce                                             $       352       $       290

FINANCIAL STATISTICS (C$ THOUSANDS) - AS RESTATED
Revenues                                                                      $    11,446       $    10,749
Cashflow from Operating Activities                                            $    (5,485)      $    (3,974)
Net Income (Loss)                                                             $     6,733       $   (17,031)
Net Income (Loss) per Basic Share                                             $      0.07       $     (0.21)
Weighted Average Number of Common Shares Outstanding
                                                                               92,359,351        79,598,090
------------------------------------------------------------------------------------------------------------

(1) Includes Royalties and Production Taxes.
(2) Total Cash Costs and Total Production Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section of NON-GAAP measures.
(3) Impacted by the reduction of the gold hedge book in excess of production for the period.

RESTATEMENT

As previously reported, the Company has amended its accounting treatment for call options and fixed forward contracts, including a mark to market adjustment, of both call options and fixed forward contracts. The impact is as follows:

                                                              March 31
                                                               (000's)
                                                         2003           2002
                                                         ----           ----
NET (LOSS) - AS PREVIOUSLY REPORTED                      (29)        (5,592)

RESTATEMENT OF NON HEDGE DERIVATIVE GAIN (LOSS)         6,762       (11,439)
                                                        -----       --------

NET INCOME (LOSS) - AS RESTATED                         6,733        (17031)
                                                        =====        =======

SUMMARY FINANCIAL RESULTS

For the three months ended March 31, 2003, Crystallex had a net income of $6.7 million or $0.07 per share, as compared with a net loss of $17.0 million or $0.21 per share for the similar period in 2002. The operating loss was reduced by a non-hedge (non-cash) derivative gain of $8.6 million (as compared with a non-hedge loss of $13.8 million for the corresponding quarter in 2002).

Gold sales revenue was $11.5 million for the quarter, an increase from $10.8 million for the first three months of 2002. The increase in sales revenue was attributable to a stronger Canadian dollar offsetting fewer ounces sold and a lower realized gold price. The average realized gold price during the quarter was US$285 per ounce. The Company's average realized price per ounce was below the average quarterly spot price of US$352 per ounce as a result of delivering against forward sales positions with exercise prices below the prevailing spot gold price and financially settling gold contracts in excess of ounces produced for the period as part of the Company's continuing program to reduce its hedge position.

Gold production for the first quarter of 2003 was marginally lower than the comparable quarter in 2002 at 22,754 ounces and 23,877 ounces respectively. Although unit operating costs were higher in the first quarter of 2003 as a result of fewer ounces produced, total operating costs were slightly lower. However, higher general and administrative costs contributed to a utilization of cashflow from operations (after changes in working capital) of $5.5 million during the first quarter of 2003 as compared with a utilization of $3.9 million for the similar period in 2002.

OPERATIONS REVIEW
------------------------------------------------------------------------
SUMMARY OPERATING STATISTICS               Three Months Ended March 31,
                                                2003               2002
------------------------------------------------------------------------
GOLD PRODUCTION (OUNCES)
     San Gregorio                             18,429             16,445
     La Victoria                               3,176              4,302
     Tomi Open Pits                              387              1,651
     Purchased Material                          762              1,474
TOTAL                                         22,754             23,872
------------------------------------------------------------------------
TOTAL CASH COST (US$/OUNCE)
     San Gregorio                            $   211            $   222
     Venezuela                               $   461            $   280
COMPANY AVERAGE                              $   259            $   240
------------------------------------------------------------------------

SAN GREGORIO

San Gregorio achieved excellent operating results during the first quarter of 2003. Gold production during the quarter was 18,429 ounces, almost 2,000 ounces more than the comparable quarter in 2002 and 14% above budget for the period. Tonnes of ore processed, gold grades and gold recovery were all above budget for the quarter. Operating results during the quarter reflect higher than planned head grades due to ore blending, and better than expected operation of the leaching, absorption and stripping circuit, which was aided in part by the higher than planned gold grade and ore that was very amenable to leaching. Gold grades were 10% higher than budget for the quarter, averaging 2.1 grams per tonne. However, the mining plan forecasts a lower average grade for the balance of the year. For the year, the grade is estimated to average 1.7 grams per tonne.

Total cash operating costs averaged US$211 per ounce for the first quarter, an improvement of 5% over the comparable period in 2002.

A life of mine plan for San Gregorio was updated in April 2003 and forecasts gold production of 52,000 ounces in 2003. Cash operating costs are expected to increase to approximately US$250 per ounce as lower grade ore is processed. The updated plan anticipates mining operations ending by late 2003 or early 2004. In an effort to extend the mine life, the Company is presently evaluating the feasibility of accessing ore to the west of the San Gregorio pit by underground mining. A drilling program and an underground engineering and costing study are presently underway to determine the viability of this option. Presently, there is a resource in the west extension of approximately 500,000 tonnes grading 2.5 grams per tonne, representing about 40,000 contained ounces.

Environmental closure and severance costs at San Gregorio are estimated at approximately US$2.3 million. These costs will be incurred in late 2003 and during 2004. Re-vegetation has already commenced and is forty percent complete.

LA VICTORIA

Gold production from the La Victoria open pit mine was 3,176 ounces for the first quarter of 2003. Ore production for the first quarter, at 48,000 tonnes, was about 50% of the rate required to feed the Revemin mill at normal operating rates. Ore production was low due principally to insufficient funding of the mining contractor at La Victoria. Gold recovery rates also remained low, averaging 71% for the quarter, as the mill continued to process refractory sulphide ores from La Victoria. To improve recoveries, the Company plans to install a flotation circuit at the Revemin mill during the fourth quarter of 2003 after completion of confirmatory testwork.

Low gold production for the quarter significantly increased unit operating costs, which averaged US$461 per ounce for the first quarter of 2003, as compared with US$280 per ounce for the similar period in 2002. (Total cash costs per ounce are an average for Venezuelan production, including La Victoria and Tomi. Ore from both mines is processed at the Revemin mill. For the past year, La Victoria has accounted for about 90% of the ore feed to Revemin and is expected to continue to provide this proportion of the total feed).

TOMI

The principal activity on the Tomi property during the quarter was the ongoing development of the Tomi underground mine. By quarter end, the first ore lenses were encountered and production of ore started during the second quarter. Production during the second and third quarters will be modest at about 1,500 tonnes per month, ramping up to full production of 6,000 tonnes per month (200 tonnes per day) by early 2004. The present focus is upgrading mine equipment and improving the ventilation system. A new single-boom jumbo drill has been purchased and will be operational during June. The jumbo will be primarily used to re-activate development of the main decline to the lower ore zones, but may also be used selectively for production mining. With the commissioning of the jumbo, the decline should be advanced to stopes #2, #3 and #4 by year end, which will allow for steady state mining at full production rates in 2004. Additionally, a third underground truck and third scooptram were purchased in May of this year. Work is also underway for improving the ventilation system. A fan-house will be built on top of the new ventilation raise and a larger fan is to be installed. This will improve ventilation to the main production level and provide for ventilation for further development of the main ramp below the present workings.

During March a decision was made to reactivate the Mackenzie pit on the Tomi property to temporarily supplement the ore from La Victoria for feeding to the Revemin mill. The pit was dewatered and access ramps were upgraded. The plan is to mine approximately 100,000 tonnes of ore from March through October, 2003, which will add about 9,000 ounces of gold production this year.

The Tomi concession produced 387 ounces of gold during the first quarter, with ore production coming from the re-activated Mackenzie pit and from the Milagrito pit.

 REVEMIN MILL

 ----------------------------------------------------------------------------
                                                Three Months Ended March 31,
 100% Basis                                          2003               2002
  ----------------------------------------------------------------------------
 REVEMIN MILL
 La Victoria Ore Processed (tonnes)                48,000             58,000
 Tomi Open Pit Ore Processed (tonnes)               8,000             21,000
 Purchased Material Ore Processed (tonnes)         11,000              6,000
 TOTAL ORE PROCESSED (TONNES)                      67,000             85,000
 HEAD GRADE OF ORE PROCESSED (G/T)                   2.84               2.98
 TOTAL RECOVERY RATE (%)                               71%                90%
 TOTAL GOLD RECOVERED (OUNCES)                      4,325              7,427
 ----------------------------------------------------------------------------

The Revemin mill operated at approximately 50% of its 1,500 tonne per day capacity during the first quarter of 2003. This was due to insufficient ore feed from the La Victoria mine. Gold recoveries have been low since April of last year when the milling of sulphide ore from La Victoria began. For the first quarter of 2003, the average gold recovery rate was 71%, as compared with 90% during the comparable period in 2002. The Company plans to improve recoveries from the La Victoria ore by adding a flotation circuit and regrind mill at Revemin. This project is scheduled for completion by the end of 2003 at a capital cost of US$1.2 million. During 2004, the capacity of the plant will be increased to 1,800 tonnes per day from the current capacity of 1,500 tonnes per day. Upon completion of both projects and when the La Victoria and Tomi underground mines are operating at design rates, ore to Revemin will be supplied at the rate of 1,550 and 250 tonnes per day from La Victoria and Tomi respectively.

The Company's consolidated cash and total production costs per ounce of gold, calculated in accordance with the Gold Institute Standard, are as follows:

 ----------------------------------------------------------------------------
                                                Three Months Ended March 31,
                                                        2003            2002
 ----------------------------------------------------------------------------
 TOTAL CASH COST OF PRODUCTION (US$/OUNCE)

      Direct Mining Costs                               $250            $232
      Refining and Transportation                          5               3
      By-Product Credits                                  (2)             (1)
 CASH OPERATING COSTS                                   $253            $234
      Royalties                                            4               4
      Production Taxes                                     2               2
 TOTAL CASH COSTS                                       $259            $240
      Depletion and Amortization                          80              50
      Reclamation                                          4               2
 TOTAL PRODUCTION COSTS                                 $343            $292
 ----------------------------------------------------------------------------

LAS CRISTINAS

The Las Cristinas Feasibility Study and Environmental Impact Study, both being undertaken by SNC Lavalin Engineers and Constructors (SNC) are progressing on budget and on schedule for completion by September, 2003. The metallurgical testwork and pilot plant at Lakefield Research will be completed in June. The Lakefield Research program to date has confirmed the process flowsheet selected for the Feasibility Study. Tests are being conducted on grinding size, gravity concentration, cyanide leaching and viscosity on various ore blends. In addition, a pilot plant is operating to determine results of cyanide leaching various blends of ore that have been ground and gravity concentrated.

Engineering work is also progressing on components of the Las Cristinas social program. Costs for water supply and treatment and sewerage systems for nearby villages are being developed by SNC.

GOLD PRODUCTION STATISTICS

--------------------------------------------------------------------------
100% Basis                                   Three Months Ended March 31,

                                                    2002             2001
--------------------------------------------------------------------------
URUGUAY
-------
SAN GREGORIO (100% CRYSTALLEX)
Tonnes Ore Mined                                 326,000          236,000
Tonnes Waste Mined                             1,154,000        1,475,000
Tonnes Ore Processed                             297,000          273,000
Average Grade of Ore Processed (g/t)                2.09             2.02
Recovery Rate (%)                                     92%              93%
--------------------------------------------------------------------------
PRODUCTION (OUNCES)                               18,429           16,445

TOTAL CASH COSTS (US$/OUNCE)                  $      211        $     222
--------------------------------------------------------------------------

VENEZUELA
---------
LA VICTORIA (51% CRYSTALLEX)(1)
Tonnes Ore Mined                                  48,000           59,000
Tonnes Waste Mined                               146,000          351,000
Tonnes Ore Processed                              48,000           58,000
Average Grade of Ore Processed (g/t)                2.91             2.55
Recovery Rate (%)                                     71%              88%
--------------------------------------------------------------------------
PRODUCTION (OUNCES)                                3,176            4,302

TOMI OPEN PIT (100% CRYSTALLEX)
Tonnes Ore Mined                                   9,000           21,000
Tonnes Waste Mined                                17,000            3,000
Tonnes Ore Processed(2)                            8,000           21,000
Average Grade of Ore Processed (g/t)                2.17             2.67
Recovery Rate (%)                                     73%            88.7
--------------------------------------------------------------------------
PRODUCTION (OUNCES)                                  387            1,651

OTHER (PURCHASED MATERIAL)

Tonnes Ore Processed                              11,000            6,000
Average Grade of Ore Processed (g/t)                2.97             8.00
Recovery Rate (%)                                     72%              96%
--------------------------------------------------------------------------
PRODUCTION (OUNCES)                                  762            1,474

TOTAL PRODUCTION - VENEZUELA (OUNCES)              4,325            7,427
TOTAL CASH COST - VENEZUELA (US$/OUNCE)(3)    $      461        $     280
--------------------------------------------------------------------------
CRYSTALLEX TOTAL
----------------
TOTAL GOLD PRODUCTION (OUNCES)                    22,754           23,872
TOTAL CASH COST (US$/OUNCE)                   $      259        $     240
--------------------------------------------------------------------------

(1)Crystallex owns 80% of El Callao Mining Corp, which in turn has an indirect 51% equity interest in La Victoria. However, Crystallex has an 87.5% share of the cashflow from La Victoria until US$4.0 million of debt relating to the La Victoria project is repaid. Thereafter, Crystallex has a 75% share of the cashflow from La Victoria until the La Victoria debt is fully repaid. Presently, there is no distributable cashflow, and Crystallex reports all reserves, resources and production for its account.
(2) Includes approximately 500 tonnes of ore from development workings at the Tomi underground mine in March.
(3) Ore from La Victoria, Tomi and purchased material is processed at the Company's Revemin mill.


ADMINISTRATION

General and Administrative expenses were $3.2 million for the first quarter of 2003, up from $1.7 million for the corresponding quarter in 2002. The increase was primarily attributable to the hiring of additional management and operational staff.

FORWARD SALES AND WRITTEN CALL OPTIONS

At March 31, 2003, Crystallex had committed a total of 447,589 ounces at an average price of US$303 per ounce, including 223,420 ounces under call options sold at an average price of US$303 per ounce. As at March 31, 2003, Crystallex's gold hedge program, which represents approximately 4.5% of the Company's reserves, consisted of the following:

-------------------------------------------------------------------------------
                                        2003     2004     2005    2006    TOTAL
-------------------------------------------------------------------------------
Fixed Forward Gold Sales (ounces)     58,386   82,608   41,130  41,296  223,420
Average Price (US$/Ounce)            $   300 $    300  $   305 $   309 $    303
Written Gold Call Options (ounces)    55,781  115,456   50,932   2,000  224,169
Average Exercise Price (US$/Ounce)   $   295 $    306  $   303 $   348 $    303
-------------------------------------------------------------------------------

As previously noted, the Company's objective is to both restructure and reduce the size of its hedge book by negotiating with hedge counterparties to move certain commitments to future periods and by delivering into forward sales contracts without replacing those contracts.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS

WRITTEN CALL OPTIONS

Upon re-examination of the accounting for the Company's written call options, management determined that call option contracts outstanding at the end of 1999, 2000 and 2001 had not been property accounted for and as a result the Company had reflected premiums received in income on the date of receipt and had not reflected the amount of the related mark to market adjustments for changes in estimated fair values within the consolidated financial statements. Accordingly, management has reclassified premiums received, previously reported in revenue, as a liability (deferred credit) on the balance sheet and has recorded the mark to market adjustments to the recorded liabilities for options outstanding at the end of each year. The change in fair value of the liability has been recorded as a non-hedge derivative (loss) gain.

FIXED FORWARD CONTRACTS

Previously the Company had treated fixed forward contracts as transactions qualifying as hedges for accounting purposes and had recorded the contracts off balance sheet until the settlement date at which time the contract settlement amount was recorded in mining revenue. Upon re-examination, it has been determined that certain restructuring transactions with the counterparty modified the fixed forward contracts prior to their maturity resulting in a reassessment of hedge designation and effectiveness. Consequently, the Company has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheets and related mark to market adjustments for changes in estimated fair values in the statements of operations as non-hedge derivative (loss) gain.

The variation in fair market value of options and forwards from period to period can cause significant volatility in earnings; however, the fair market value adjustment is a non-cash item that will not impact the Company's cashflow. For the period ended March 31, 2003, the Company reported a non-hedge, non-cash derivative gain of $8.6 million.

In circumstances where the Company is unable to meet the obligations under the call options, the Company will either defer the expiry date of the call option, purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle the positions financially, it would result in a reduction of the Company's cashflow.

LIQUIDITY AND CAPITAL RESOURCES

Net Operating Cashflow (after working capital changes) was a utilization of $5.5 million for the three months ended March 31, 2003 as compared with a utilization of $3.9 million for the comparable period in 2002. The decrease in cashflow was principally attributed to lower gold production combined with higher operating, general and administrative costs.

At March 31, 2003, cash and cash equivalents were $3.2 million down from $5.7 million at year end. At March 31, 2003 there was a working capital deficiency of $18.1 million. Subsequent to the quarter end the Company has obtained additional financings and has undertakings for further fundings.

FINANCING ACTIVITIES

During the first quarter, the Company completed a private placement of 2,562,500 special warrants at $1.60 per special warrant for net proceeds of $3.8 million. Each special warrant is convertible, into a unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for one common share for a period of two years at $2.00 per common share.

The Company also issued US$3.0 million in non-interest bearing notes and 450,000 common share purchase warrants, each exercisable for one common share of the Company at 140% of the volume weighted average price of the Company's shares for five trading days prior to closing. The transaction was comprised of three tranches as follows: (i) US$1.5 million received on March 14, 2003; (ii) US$1.0 million received on May 2, 2003 and (iii) US$0.5 million received May 15, 2003.

On May 9, 2003, the Company closed a private placement of 2,400,000 special warrants at a price of $1.25 per special warrant for net proceeds of $2.85 million. Each special warrant is convertible, at no additional consideration, into one common share and one-half of one share purchase warrant. Each whole warrant is exercisable for one common share for a period of two years at $1.60 per common share.

On June 20, 2003 the Company closed a private placement of 5,500,000 special warrants at $1.25 per special warrant for net proceeds of $6,875,000. Each special warrant is convertible into a unit consisting of one common share, and one-half of one common share share purchase warrant. Each whole purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $1.60 one additional common share.

INVESTING ACTIVITIES

Capital expenditures for the first quarter totalled $2.7 million. Investments were principally for the Las Cristinas project ($1.7 million), with the balance related to the operating mines in Uruguay and Venezuela.

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

RECLAMATION AND ENVIRONMENTAL RISKS

The Company takes care to maintain compliance with the regulations prevalent in the countries within which it has activities. Concern for the environment has spawned several regulations with regard to mining in various countries. The Company believes that its environmental programs, developed internally in conjunction with local advisors, not only complies with but in some cases exceeds prevailing regulations. The Company accrues for its estimated future reclamation and remediation liability over the life of its mines, while costs relating to ongoing site restoration are expensed when incurred. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

NON GAAP MEASURES

The total cash cost per ounce data is presented below to provide additional information and is not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Total cash costs per ounce are calculated in accordance with "The Gold Institute Production Cost Standard." Crystallex has not changed the components of these costs from period to period. Adoption of this standard reporting is voluntary, and the data may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cashflow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

-----------------------------------------------------------------------------
C$,000                                         Three Months Ended March 31,
                                                     2003              2002
-----------------------------------------------------------------------------
Operating Costs per Financial Statements        9,070,960         9,268,373
By-Product Credits                                (60,024)          (51,522)
Reclamation and Closure Costs                    (120,583)          (80,899)
Operating Costs for Per Ounce Calculation       8,890,353         9,135,952

Gold Ounces Produced                               22,754            23,872
Total Cash Cost Per Ounce C$                   $      391        $      383
Total Cash Cost Per Ounce US$                  $      259        $      240
-----------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Crystallex International Corporation
                                          ------------------------------------
                                          (Registrant)



Date:   July 30, 2003                      By: /s/ Daniel R. Ross
---------------------                          ------------------
                                               Daniel R. Ross
                                               Executive Vice President and
                                                 Corporate Counsel